Technical Report on the Herbert Gold Property	April 10, 2013

CONTENTS OF THE TECHNICAL REPORT

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Technical Report on the Herbert Gold Property	April 10, 2013

LIST OF FIGURES

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Technical Report on the Herbert Gold Property	April 10, 2013

FIGURE 16. LOGNORMAL PROBABILITY PLOTS OF ALL BLOCK DATA >0.01 G/T WITHIN THE MAIN VEIN SOLID.	49
FIGURE 17. LOGNORMAL PROBABILITY PLOTS OF ALL BLOCK DATA >0.01 G/T WITHIN THE DEEP TRENCH VEIN SOLID	50
FIGURE 18. OBLIQUE VIEW, DOWN TO THE NORTHWEST SHOWING ALL OF THE VEIN SOLIDS AND THE WESTERN SEDIMENTARY ROCK PACKAGE, WITH AN AIR PHOTOGRAPH DRAPED OVER TOPOGRAPHY GHOSTED FOR REFERENCE.	51
FIGURE 19. LONGITUDINAL SECTION OF THE MAIN VEIN SHOWING RESOURCE BLOCKS ABOVE 0.5 G/T GOLD CUT-OFF, VIEWED TO THE SOUTH, PERPENDICULAR TO THE SOLID.	52
FIGURE 20. LONGITUDINAL SECTION OF THE RESOURCE BLOCKS FOR THE DEEP TRENCH VEIN ABOVE A 0.5 G/T GOLD CUT-OFF, VIEWED TO THE SOUTH PERPENDICULAR TO THE SOLID	53
FIGURE 21. LONGITUDINAL SECTION OF THE RESOURCE BLOCKS FOR THE DEEP TRENCH VEIN ABOVE A 2.0 G/T GOLD CUT-OFF. BLOCKS BETWEEN 0.5 AND 2.0 G/T ARE SHOWN GHOSTED.	54
FIGURE 22. LONGITUDINAL SECTION OF THE DEEP TRENCH HANGING WALL VEIN SHOWING ALL RESOURCE BLOCKS >0.5 G/T GOLD CUT-OFF, VIEWED PERPENDICULAR TO THE SOLID. PURPLE SOLID IN BACKGROUND IS THE DEEP TRENCH VEIN.	55
FIGURE 23. LONGITUDINAL SECTION OF THE GOAT CREEK FOOTWALL VEIN SHOWING ALL RESOURCE BLOCKS >0.5 G/T GOLD CUT-OFF, ORIENTED PERPENDICULAR TO THE SOLID.	56
FIGURE 24. LONGITUDINAL SECTION OF THE GOAT CREEK HANGING WALL VEIN SHOWING ALL RESOURCE BLOCKS >0.5 G/T CUT-OFF, ORIENTED PERPENDICULAR TO THE SOLID.	57
FIGURE 25. EAST-FACING CROSS-SECTION OF THE DEEP TRENCH VEIN WITH RESOURCE BLOCKS AND SOLIDS MODEL (PURPLE).	58
FIGURE 26. INCLINED LONGITUDINAL SECTION, VIEWED TO THE SOUTH OF THE DEEP TRENCH VEIN SHOWING ID2 BLOCKS OF "GOLD FACTOR" VALUES.	60
FIGURE 27. ALL RESOURCE BLOCKS WITHIN 60 M OF A COMPOSITE IN THE MAIN VEIN ARE SHOWN.	61
FIGURE 28. ALL RESOURCE BLOCKS WITHIN 60 M OF A COMPOSITE IN THE DEEP TRENCH VEIN ARE SHOWN	62
FIGURE 29. PROPOSED DRILLHOLES ON AN INCLINED LONGITUDINAL SECTION OF THE DEEP TRENCH VEIN	66
FIGURE 30. PROPOSED DRILLHOLES ON AN INCLINED LONGITUDINAL SECTION OF THE MAIN VEIN.	67
FIGURE 31. PROPOSED DRILLHOLES ON AN INCLINED LONGITUDINAL SECTION OF THE GOAT VEINS.	68
FIGURE 32. PROPOSED DRILL PLAN AND BUDGET	68
FIGURE 32. SIMPLE LINEAMENT ANALYSIS OF THE DRAPPED AIRPHOTOGRAPH OF A PORTION OF THE HERBERT PROPERTY SHOWING LINEAMENTS THAT SUBPARALLEL KNOWN VEINS STRUCTURES	70
FIGURE 34. POTENTIAL PORTAL LOCATION (RED OVAL) AND TRACE OF RAMP (PURPLE) DRIVEN TO THE SOUTHEAST AT -15%	71
FIGURE 35. INCLINED LONGITUDINAL SECTION OF THE DEEP TRENCH VEIN SHOWING A POTENTIAL 15% RAMP WITHIN THE RESOURCE BLOCKS (2 G/T CUT-OFF), VIEWED TO THE SOUTH	72

List of Tables

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Technical Report on the Herbert Gold Property	April 10, 2013

TABLE 18. STATISTICS OF THE THREE POPULATIONS OF THE 1M COMPOSITES OF GOLD ASSAYS FOR THE DEEP TRENCH VEIN	50
TABLE 19. PEARSON CORRELATION COEFFICIENTS FOR GOLD GEOCHEMISTRY OF THE MAIN AND DEEP TRENCH VEINS	58
TABLE 21. ESTIMATED MINERAL RESOURCE FOR THE HERBERT PROPERTY, UNCUT, ID2 METHODS AS REPORTED IN THIS SECTION. TONNES AND OUNCES HAVE BEEN ROUNDED TO THE NEAREST 100	62
TABLE 22. INDICATED MINERAL RESOURCE DETAILS FOR THE HERBERT PROPERTY.	62
TABLE 23. INFERRED MINERAL RESOURCE DETAILS FOR THE HERBERT PROPERTY.	63

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Technical Report on the Herbert Gold Property	April 10, 2013

1    SUMMARY (Item 1)

Grande Portage Resources Ltd. (GPR) has retained D. G. DuPre and Associates Inc. (DGD) to prepare a technical report (the Report) on the Herbert Property (the Property) in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F. Grande Portage Resources Ltd. is a publicly traded mineral exploration company focused primarily on precious metals in Alaska and British Columbia, with its head office in Vancouver, British Columbia, Canada. The Report supports an updated Mineral Resource Estimate of the Property and provides an up-to-date assessment of the Property. The changes in this Report are the results of the 2011 and 2012 drilling programs. Form 43-101 items 15 through 22 (Mineral Reserve Estimates, Mining Methods, Recovery Methods, Project Infrastructure, Market Studies and Contracts, Environmental Studies, Permitting and Social or Community Impact, Capital and Operating Costs, and Economic Analysis, respectively) are not required for a Technical Report on Resources and are not incorporated in this Report.

The Herbert Property consists of 91 federal mining claims covering approximately 1,881 acres located 32 kilometers north of Juneau, Alaska. The infrastructure is well developed in this area. The Property is 6 kilometers from a paved highway, 10 kilometers from a power line and 10 kilometers from tidewater.

A mining lease was signed by Quaterra Resources Inc. (QR) from Juneau Exploration and Development, Inc. (JEDI) in No-vember 2007. In June, 2010, QR optioned the Herbert Property to GPR. By fulfilling the option terms, GPR and QR formed a Joint Venture Agreement in October, 2011 resulting in GPR holding a 65% interest and QR holding the remaining 35%. The Agreement also outlined the collective responsibilities between the JV participants. Funding is on a pro-rata basis, with standard dilution applying in the event either party declines to participate. An annual advance royalty payment is payable on the property

The Property is located within the historic, 160 kilometer-long Juneau Mining District (JMD) which hosts over 200 gold-quartz-vein deposits with production nearing 7,000,000 ounces of gold since 1880. More than three-quarters of Alaska's historic lode gold production was mined from the Juneau gold belt. Most of the prospects and mines within the JMD are in close proximity to the Coastal Range Megalineament – a major crustal structure defined by northwest – striking, moderately to steeply dipping, penetrative foliation. This structure is parallel to the boundary between the Gravina Belt to the west and the Taku terrane to the east. Regional metamorphism and deformation, including the Coastal Range Megalineament, are linked to the emplacement of multiple intrusive bodies of varied composition.

Historic production from the Juneau Mining District was mainly from mesothermal quartz veins and stringers hosted by greenschist to amphibolite – facies metasedimentary rocks and relatively competent igneous bodies. Many of the mineralized veins in the Juneau District extend over significant distances along strike and down-dip. The Juneau gold belt has been Alaska's largest lode gold producer, yielding approximately 6.8 million ounces of gold, largely from the Alaska-Juneau and Treadwell mines.

The empirical relationship between orogeny and gold- vein formation in the Juneau gold belt is well established. A belt of tonalitic plutons were intruded approximately 5 km east of the megalineament between 68-61 Ma (Barker et al., 1986; and Wood et al., 1991). The tonalities are believed to have been the primary source of heat and fluids that produced the gold deposits.

The resource estimation was prepared by D. G. DuPre and Associates. D.R. Webb P. Geol. is the Qualified Person, within the meaning of NI 43-101, responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report. Quality-control data, generated during the various drill programs conducted at the Herbert Property, were independently verified by Mr. Dupre and Dr. Webb as part of the project review.

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Technical Report on the Herbert Gold Property	April 10, 2013

The results from a total of 127 diamond drill holes and 4 trenches comprised the digital database for this study. This resource estimate is updated to include the results from the 2012 infill drilling campaign which was designed to upgrade the previously identified "inferred" resources” to "indicated" resources. Several exploratory drill holes also tested the other targets (Goat and Ridge Veins) and along the open extents of the Main and Deep Trench Veins. Utilizing a base case cut-off of 2 G/T, the eight veins on the property contain an indicated resource of 821,079 tonnes grading 6.91 grams per tonne gold (“G/T”) for 182,406 oz of gold. The Inferred resource is 51,611 tonnes grading 7.73grams per tonne gold for 12,819 oz of gold. In Table 1 mineral resources are highlighted above a 2 G/T cut off, assuming an average gold price of $1,500 per ounce. This cut off reflects the potential economic, marketing and other issues relevant to an underground shrinkage stope mining scenario based on a conventional mill operation.

Table 1. Herbert Property NI 43-101 Indicated and Inferred Mineral Resource Statement

Herbert Property NI 43-101 Indicated and Inferred Mineral Resource Statement
Total Indicated
Cut-off (G/T)	Tonnes	Au Grade (G/T)	Ounces Au
3.0	532,400	9.34	159,800
2.5	637,900	8.25	169,200
2.0	821,100	6.91	182,400
1.5	1,081,300	5.66	196,900
1.0	1,645,500	4.14	219,000
0.5	2,867,500	2.69	248,100
Total Inferred
Cut-off (G/T)	Tonnes	Au Grade (G/T)	Ounces Au
3.0	38,600	9.55	11,900
2.5	42,100	8.99	12,200
2.0	51,600	7.73	12,800
1.5	112,600	4.46	16,100
1.0	585,400	1.85	34,900
0.5	1,509,800	1.18	57,300

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Technical Report on the Herbert Gold Property	April 10, 2013

Metallic or screened assays were used in all instances where they were available (921 samples). All other assays are standard one assay ton results reported using ICP finish or where over limit (>10 G/T) are reported using gravimetric finish.

A series of cross sections were developed for each of eight different zones where correlations in gold assays, alteration zones, and multi-element data appear to generate discreet veins down-dip on section and between sections. These correlations were corrected and modified as supported by surface mapping and geology.

MapInfo’s 3D solid generation routine was used to construct three dimensional models from the sections. These were examined to conform to geology and all analytical data and adjusted where necessary.

Some areas of the Main Vein provided multiple options for correlations that were permissive by geology and sample geochemistry. The correlation that best matched surface geology was selected. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

Block model parameters are based on geostatistical applications, and block size varies between the veins. Based on numerous iterations, it was decided that the Inverse Distance Squared (ID2) method was appropriate. It was determined that a block model approximately 8m x 1.5m x 6m provided suitable detail without creating an unnecessarily large database. This was applied to the Main and Deep Trench Veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. The raw and composited assay data for the veins display a mixture of three populations on the lognormal probability plots. These can be modeled smoothly without any obvious outliers that can over-influence the estimation and to account for the nugget effect. Statistical studies showed that capping or averaging was not necessary. The resource remains open in multiple directions along these defined veins.

The long axis of the blocks is aligned with the strike of the structural domain, and the shorter dimension is aligned perpendicular to the strike direction. Interpolation parameters are defined based on a combination of geology, drill hole spacing and geostatistical analysis of the data. Individual structural zones, interpreted in the various deposit areas, are segregated for modeling purposes and dynamic search orientations are utilized which retain vein geometry of the gold mineralization in the resource model.

A graphical validation was done on the block model where cross sections, plans, and a 3D examination were conducted, testing intersections, solids and surface boundaries, and geology. Additional models were constructed by removing selected drill holes to test for the robustness of the model. Each block appears to be well represented by the immediately adjoining composites as would be expected using the ID2 method.

The resources are classified according to their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Indicated resources comprise blocks that are situated within 60 meters of assays derived from drill holes or trenches. Variography is equivocal and can be shown to support the assignment of inferred resources to blocks located between 60 and 200 meters of assays.

2    INTRODUCTION (Item 2)

            2.1    Terms of Reference and Purpose of the Report

This technical report was commissioned by Mr. Ian Klassen (President of Grande Portage Resources Ltd.) to update a mineral resource for the Herbert Property in Southeast Alaska. The new mineral resource estimate described in this report was prepared in accordance the with Canada National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) and Canadian Institute of Mining, Metallurgy and Petroleum (CIM) “Best Practices and Reporting Guidelines”.

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Technical Report on the Herbert Gold Property	April 10, 2013

This report makes use of all relevant information provided by GPR and other information gathered by the authors. The purpose of this report is to summarize and present applicable information regarding GPR’s Herbert Project, and provide an independent estimate of mineral resources contained within the property. The mandate also called for the authors to recommend specific areas and methodologies (if warranted) for further exploration. The identification of these areas would be based on their observations and interpretations.

This report has been prepared to support public disclosure of the updated mineral resources and, as such, does not include information normally disclosed in items 15 through 22 of NI 43-101F1. The intended users of this report are GPR and its agents, as well as members of the general public via their company website or the SEDAR information filing system. SEDAR is the official site for public access to most securities documents and information filed with the Canadian Securities Administrator by public companies and investment funds.

          2.2    Qualifications of Consultants

The authors are very familiar with the exploration techniques being applied by GPR on the Herbert Property. In particular, both authors participated in the Resource Estimation at Tyhee Gold’s Discovery Project in the Yellowknife area. This property is a mesothermal gold deposit with many similarities to the Herbert Property.

Mr. David Dupre P.Geo. is a Qualified Person as described by NI 43-101. Mr. Dupre contributed to the resource estimate and is responsible for report sections 1 through 12 and 14 through 19.

Dr. David Webb P.Geol. is a Qualified Person as described by NI 43-101. Dr. Webb completed the resource estimate for the Herbert Project and is, thus, responsible for Section 13 of this report.

          2.3    Details of Site Inspection

Mr. Dupre visited the Herbert Property from September 21 tp 24, 2012. While on site, Mr. Dupre conducted general field geologic reconnaissance and witnessed core drilling operations including a review of core logging procedures and evaluating sampling methods and security protocols. In addition, he collected 12 quarter-core samples for assay validation.

          2.4    Effective Date

Data used for the resource estimate were taken from drilling at the Herbert Property through November 2012. GPR provided a drill hole database update with the results of the 2012 exploration activities, including drilling, on January 8, 2013. The effective date of this report is April 10, 2013.

          2.5    Sources of Information

This report is based upon data and information compiled by the authors from a personal site inspection, published geological assessments and maps, raw data and technical reports by geologists and/or engineers (some independent and some in the employ of GPR or Quaterra). These sources of information are presented thoughout this report and in Section 19 – References. The Author has no reason to doubt the reliability of the information provided by GPR. Mr. Dupre independently reviewed legal title to the mineral properties described in this NI 43-101 report.

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Technical Report on the Herbert Gold Property	April 10, 2013

Five rock samples were collected by the author and analyzed by ACME Laboratories in Vancouver. The analyses were consistent with previous analytical results.

          2.6    Units of Measure

Unless otherwise stated, all measurements reported in this report are in metric units and currencies are expressed in 2012 US dollars.

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Technical Report on the Herbert Gold Property	April 10, 2013

3    RELIANCE ON OTHER EXPERTS

Grande Portage has provided copies of all the relevant maps, analytical data, presentations, assessment reports, photographs, database and documents relating to the Property. The authors have no reason to believe that any of the data supplied by GPR is either incorrect or incomplete. This report is based upon personal examination by the Authors of all available reports and maps on the Herbert property, as well the site examination carried out between September 21 and 24, 2012 to appraise the geological setting and assess its precious metal potential.

The information, opinions and conclusions contained herein are based on:

  Information available to the Authors at the time of preparation of this report;
  Assumptions, conditions, and qualifications as set forth in this report; and
  Data, reports, and other information supplied by Grande Portage and other third party sources

The qualified persons are not relying on any other experts for technical information material to this report. The Authors are not aware of any material fact or material change with respect to the subject matter of this technical report that is not presented in this report, which the omission to disclose would make this report misleading.

GPR supplied information regarding property ownership and permitting. The authors have not made any attempt to verify the legal status and ownership agreements of the Herbert Property, nor are they qualified to do so and have not made any attempt to verify the permitting status of the property. The authors have relied upon GPR for information on the status of property title, agreements, permit status and other pertinent conditions. In addition, the authors have not independently conducted any mining, processing, economic studies, permitting or environmental studies on the Herbert Property.

Mr. Dupre conducted an on-line search of the Herbert Property status by utilizing the Alaska Mapper Program. (http://dnr.alaska.gov/MapAK/mapper). The results of this search are presented in Item 4. Political, financial or other similar issues are all deemed to be outside the scope of this report.

4    PROPERTY LOCATION AND DESCRIPTION

          4.1    Area and Location

The Herbert Property is situated in UTM Zone 8 between 516600m and 521000 East, 6485000m and 6848500m North (NAD 83 Alaska) in southeastern Alaska approximately 32 kilometers north of Juneau (Fig. 1). The project lies entirely within the Juneau 1:250,000 map sheet, and within the Juneau C-3 and C-2 1:63,000 quadrangles.

Elevations on the property range from 40m to 1,200m above mean sea level. The property comprises 91 Federal claims registered under the legal names listed in Table 1. The aggregate area of the claims is 761.5 hectares (1881 acres). The claims are situated within Townships 38 and 39S and Range 65E of the Copper River Meridian.

Annual fees of $13,000 are payable to the Alaska Bureau of Lands for claim fees. This amount was paid in August 2012 and GPR (Mr. Ian Klassen – President of GPR) intends to pay these fees in the coming years.

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Technical Report on the Herbert Gold Property	April 10, 2013

Herbert Property
Herbert Glacier
Juneau
Major producing mine
Minor producing mine
Scale 1:350,000
Lee Harbor
Mansfield

Figure 1 Herbert Property Location Map

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Technical Report on the Herbert Gold Property	April 10, 2013

          4.3    Claims and Ownership

The Herbert Property (Figure 2) consists of three groups of claims. Table 2 lists the currently active claims at the effective date. The central 17 claims, shown in yellow, were the original claims acquired by Juneau Exploration and Development Inc. (“JEDI”) from Echo Bay Exploration Inc. in 1997. QR and JEDI signed a mining lease agreement in April 2007, at which time 67 additional claims were staked and an area of interest around the 17 core claims agreed upon. A final set of 7 claims were added by QR in February 2008, bringing the current total to 91 active claims. There is not distinction between the claims within the agreements and all claims lie within the proscribed area of interest. Intent to hold filings for all claims have been properly recorded through September 1, 2013.

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Technical Report on the Herbert Gold Property	April 10, 2013

Table 2. Herbert Property Claim Status (April 1, 2013)

Casetype	Claimant	Claim	Claim Num	Location Date	District	Mrs.	Status
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #01	AKAA 059363	15-Aug-86	Anchorage	C 38S 65E 34 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #02	AKAA 059364	15-Aug-86	Anchorage	C 38S 65E 34 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #03	AKAA 059365	15-Aug-86	Anchorage	C 38S 65E 33 SE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #04	AKAA 059366	15-Aug-86	Anchorage	C 38S 65E 33 SE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #05	AKAA 059367	15-Aug-86	Anchorage	C 39S 65E 4 NE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #06	AKAA 059369	15-Aug-86	Anchorage	C 38S 65E 33 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #07	AKAA 059370	15-Aug-86	Anchorage	C 39S 65E 4 NW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #08	AKAA 059371	15-Aug-86	Anchorage	C 39S 65E 4 NW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #09	AKAA 059383	19-Aug-86	Anchorage	C 38S 65E 33 SE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #32	AKAA 059394	19-Aug-86	Anchorage	C 38S 65E 34 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #33	AKAA 059981	16-Sep-86	Anchorage	C 39S 65E 4 NE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #34	AKAA 059982	16-Sep-86	Anchorage	C 39S 65E 4 NE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #35	AKAA 059983	16-Sep-86	Anchorage	C 39S 65E 4 NE	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #41	AKAA 059989	16-Sep-86	Anchorage	C 38S 65E 34 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #42	AKAA 059990	16-Sep-86	Anchorage	C 38S 65E 34 SW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #43	AKAA 059991	16-Sep-86	Anchorage	C 39S 65E 3 NW	RECORDED
384101	JUNEAU EXPLORATION AND DEVELOPMENT INC	Herbert #44	AKAA 059992	16-Sep-86	Anchorage	C 39S 65E 3 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 1	AKAA 087165	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 2	AKAA 087166	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 3	AKAA 087167	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 4	AKAA 087168	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 5	AKAA 087169	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 6	AKAA 087170	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 7	AKAA 087171	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 8	AKAA 087172	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 9	AKAA 087173	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 10	AKAA 087174	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 11	AKAA 087175	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 12	AKAA 087176	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 13	AKAA 087177	18-Apr-07	Anchorage	C 38S 65E 33 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 14	AKAA 087178	18-Apr-07	Anchorage	C 38S 65E 5 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 15	AKAA 087179	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 16	AKAA 087180	18-Apr-07	Anchorage	C 39S 65E 5 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 17	AKAA 087181	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 18	AKAA 087182	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 19	AKAA 087183	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 20	AKAA 087184	18-Apr-07	Anchorage	C 39S 65E 4 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 21	AKAA 087185	18-Apr-07	Anchorage	C 39S 65E 4 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 22	AKAA 087186	18-Apr-07	Anchorage	C 39S 65E 3 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 23	AKAA 087187	18-Apr-07	Anchorage	C 39S 65E 3 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 24	AKAA 087188	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 25	AKAA 087189	18-Apr-07	Anchorage	C 39S 65E 4 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 26	AKAA 087190	18-Apr-07	Anchorage	C 39S 65E 4 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 27	AKAA 087191	18-Apr-07	Anchorage	C 39S 65E 4 NE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 28	AKAA 087192	18-Apr-07	Anchorage	C 39S 65E 3 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 29	AKAA 087193	18-Apr-07	Anchorage	C 39S 65E 3 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 30	AKAA 087194	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 31	AKAA 087195	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 32	AKAA 087196	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 33	AKAA 087197	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 34	AKAA 087198	18-Apr-07	Anchorage	C 39S 65E 3 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 35	AKAA 087199	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 36	AKAA 087200	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 37	AKAA 087201	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 38	AKAA 087202	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 39	AKAA 087203	18-Apr-07	Anchorage	C 39S 65E 3 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 40	AKAA 087204	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 41	AKAA 087205	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 42	AKAA 087206	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 43	AKAA 087207	18-Apr-07	Anchorage	C 39S 65E 3 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 44	AKAA 087208	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 45	AKAA 087209	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 46	AKAA 087210	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 47	AKAA 087211	18-Apr-07	Anchorage	C 39S 65E 3 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 48	AKAA 087212	18-Apr-07	Anchorage	C 39S 65E 4 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 49	AKAA 087213	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 50	AKAA 087214	18-Apr-07	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 51	AKAA 087215	18-Apr-07	Anchorage	C 39S 65E 3 SE	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 52	AKAA 087216	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 53	AKAA 087217	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 54	AKAA 087218	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 55	AKAA 087219	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 56	AKAA 087220	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 57	AKAA 087221	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 58	AKAA 087222	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 59	AKAA 087223	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 60	AKAA 087224	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 61	AKAA 087225	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 62	AKAA 087226	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 63	AKAA 087227	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 64	AKAA 087228	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 65	AKAA 087229	18-Apr-07	Anchorage	C 39S 65E 10 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 66	AKAA 087230	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 67	AKAA 087231	18-Apr-07	Anchorage	C 39S 65E 11 NW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 68	AKAA 087875	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 69	AKAA 087876	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 70	AKAA 087877	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 71	AKAA 087878	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED

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Technical Report on the Herbert Gold Property	April 10, 2013

Report Information
Report ID	76
Report Name	Federal Mining Claims
Report Description	Federal issued mining claims in Alaska.
Report Date	02/03/2013
# of Records	100
Report Parameters
Location
SQL Statement
not available
384101	QUATERRA ALASKA, INC	Herbert 72	AKAA 087879	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 73	AKAA 087880	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED
384101	QUATERRA ALASKA, INC	Herbert 74	AKAA 087881	5-Feb-08	Anchorage	C 39S 65E 3 SW	RECORDED

The recorded sale (Book 476 – page 45) of the original 17 claims by Echo Bay makes no mention of an underlying royalty interest in these claims and they were sold unencumbered to JEDI.

The Mining Lease signed by JEDI and QR has an effective date of November 1, 2007. The lease includes a sliding scale Net Smelter Return on production up to five percent (5%) when the price of gold exceeds $601 per troy ounce, and a minimum annual advance production royalty of $12,000 up to a maximum of $30,000 payable to JEDI after the tenth anniversary of the tenth anniversary of the effective date of the lease.

On June 16, 20101 QR optioned the property to GPR. The option agreement granted the right to earn 65% of the Her-bert Property if:

  GPR spent at least $750,000 before June 15, 2011 to earn 51%

  GPR spent an additional $500,000 before June 15, 2012 to earn the full 65% interest

GPR has fulfilled both of these obligations and is fully vested at the 65% ownership interest.

On October 24, 2011 GPR and QR signed a Joint Venture Agreement outlining the collective responsibilities between the JV participants. Funding is on a pro-rata basis, with standard dilution applying in the event either partner declines to participate.

          4.4    Environmental Liabilities

There are no known environmental liabilities associated with this property.

          4.5    Other Significant Risks and Factors

The authors know of no other significant risks or factors that may affect title, access or the right or ability to perform work on the Herbert Property.

          4.6    Permits

The property is entirely on Federal lands administered by the U.S. Forest Service. The area has a land use designation as semi-remote recreation with a minerals overlay. Forest lands within this designation are open to minerals exploration and development, and guidelines allow reasonable access according to the provisions of an approved Plan of Operations. Exploration on the property has proceeded under approved Plan of Operations since 2009; although at present the project likely will be impacted by the Sequoia Forestkeeper v. Tidwell lawsuit requiring all permits nationwide to undergo NEPA review including public notice, comment, and administrative appeals provisions. At the effective date of this report, the 2013 U.S. Forest Service Plan of Operations was still under review.

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Technical Report on the Herbert Gold Property	April 10, 2013

A baseline water sampling program by Admiralty Environmental started at the project site in 2012. The purpose of the program is to assess baseline water quality at the Herbert project site prior to any major operations taking place. Admiralty Environmental, in consultation with some of the resource management agencies that would be part of the future permitting process, have selected ten surface sampling sites both above and below the proposed mining area. These locations have been analyzed for a wide range of materials including trace metals, solids, mineral content, cyanide and explosion residues such as nitrate and ammonia. Additional sampling in 2012 included groundwater sampling locations. The government agencies will eventually use the data collected to draft permits and establish monitoring regimes based on potential environmental impacts to the site.

A City/Borough of Juneau exploration permit has been submitted but will not be approved until May 2013.

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (Section 5)

Note: Much of this material is excerpted from Van Wyck and Burnett, 2012 Technical Report on the Herbert Property.

The Herbert Property is located within the Juneau Recording District, approximately 32 km northwest of Juneau, Alaska – along the eastern shore of Lynn Canal (Figure 1). Juneau is not directly accessible by road, although there are road connections to several areas immediately adjacent to the city. Primary access to the city is by air and sea. Cars and trucks are transported to and from Juneau by barge or the Alaska Marine Highway ferry system. There are also several taxicab companies, and tour buses used mainly for cruise ship visitors.

The City and Borough of Juneau is a unified municipality located on the Gastineau Channel in the panhandle of the U.S. state of Alaska and the 2nd largest city in the United States by area. It has been the capital of Alaska since 1906, when the government of the then-District of Alaska was moved from Sitka as dictated by the U.S. Congress in 1900. Juneau International Airport serves the city and borough of Juneau. Alaska Airlines is the sole commercial jet passenger operator. Alaska Airlines provides service to Anchorage and Sitka as well as to many small communities in the state. Seattle is a common destination for Juneau residents. Wings of Alaska, Alaska Seaplanes, and Air Excursions offer scheduled flights on smaller aircraft to villages in Southeast Alaska. Some air carriers provide U.S. mail service.

Juneau is a regional mining center supporting active mining operations at Greens Creek and Kensington. It is well provided with qualified support personnel. Other nearby communities including Haines and Skagway add to the potential employment base.

Access to the property is currently by helicopter from Juneau but the main public paved highway (Glacier Highway or Route 7) from Juneau to Berners Bay passes 5.5 km west of the property where it crosses the Herbert River. Physiographically, there is no obvious impediment for road access from the highway to the property along a route following the Herbert River. This most likely hurdle for direct access to the property from the public highway will be permitting, as this route is likely to include wetlands. The Herbert property lies on the western flank of the Coast Range Mountains. Terrain varies from moderate to rugged within the project area (Figure 3), ranging in elevation from 40 m to 1200 m above sea level. Vegetation ranges from dense alder brush to bare rock. The Herbert Glacier terminates at the eastern edge of the claim block. Its rapid retreat in the past 30 years is responsible for the recent exposure of large areas of bare rock at low elevations. Bedrock exposure produced by this retreat is transitory, as rapid vegetation growth is advancing at a similar rate.

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Juneau features a humid continental climate though just short of being subarctic. The city has a climate that is milder than its latitude may suggest, due to the influence of the Pacific Ocean. Winters are moist and long, but only slightly cold by Alaskan standards: the average low temperature is 23 °F (−5 °C) in January, and highs are frequently above freezing.

Spring, summer, and fall are cool to mild, with highs peaking in July at 65 °F (18.3 °C). Snowfall averages 86.8 inches (220 cm) and occurs chiefly from November to March. Precipitation falls on an average 230 days per year, averaging 62.5 inches (1,590 mm) at the airport (1981–2010 normals), but ranging from 55 to 90 inches (1,400 to 2,290 mm), depending on location.[9] The spring months are the driest while September and October are the wettest months.

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Technical Report on the Herbert Gold Property	April 10, 2013

6    HISTORY (MOST OF THIS SECTION HAS BEEN EXCERPTED FROM Van Wyck and Burnett, 2012).

Early exploration of the property was hampered by the previous cover of the Herbert Glacier for the much of the last century. Glacieal retreat has exposed additional bedrock exposure during the past century. Two named prospects (St. Louis and Summit) and a 22 foot shaft at high elevations were identified in 1889 (Barnett and Miller, 2003). The Juneau Gold Belt hosts numerous high grade fold deposits that were active from 1883 until 1943 and is likely that the porject area was prospected at that time. Current interest in the project area began in 1986 when claims were staked to cover several obvious quartz veins. At this time Houston Oil and Minerals discovered the main gold bearing quartz veins in outcrops recently exposed by the retreating ice. They drill tested these prospects with 9 holes (BQ size) total;ing 1,100 m. Some of the historic data is somewhat vague as there was additional shallow “Winky” drilling with as much as 230 m completed from 12 holes. Although encouraging assay results from 12 dill holes were obtained, Echo Bay abandoned the property as part of their divestiture of its Alaskan proprterties.

In 1997, a group of three local prospectors (d.b.a. JEDI) purchased the core Herbert claims. In 2006 the property was brought to the attention ofQR who signed a mining lease with JEDI effective November 1, 2007. Afield program in 2007 resulted in the collection of 299 rock ship, soil, and stream sediment samples and the initiation of a property wide geology map..

In 2010 the property was optioned by Grande Portage, who immediately started a drilling campaign on the previously identified targets. The 2010 drilling program comprised 16 NQ holes totalling 2,600 meters. The best intercept was from hole 10C-1 from 119.29 to 120.9 grading 17.1 G/T gold.

In 2011 an additional 30 holes totaling 5,181 m were drilled. Results were encouraging and are highlighted by:

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Technical Report on the Herbert Gold Property	April 10, 2013

  DDH 11E-2 from 137.1 – 152.37 m returned 33.4 G/T gold over a true width of 8.76m

  DDH 11E-1 from 107.0 – 115.82 m graded 12.8 G/T gold over a trued width of 6.97m

In addtion a total of 19.72m of hand-held rock saw channel samples from four trences across the Deep Trench Vein outcrop trace were collected. The highest value returned (Trench A) 6.48 G/T gold over 6.13 meters.

During the 2012 exploration campaign, 62 holes totaling 8805.03 meters were completed. That does not include three failed holes with the small drill which total up to 29.87 meters. The large drill recovered NQTW diameter core and the small obtained BQTW diameter core.

Many high grade intersections were obtained from several of the veins. These results are highlighted by hole 326B2, drilled on the western Deep Trench vein, intersected rich mineralization consisting of 11.58 meters (6.14 meters true thickness) of 24.37 grams per tonne gold (0.712 ounces per ton)

7    GEOLOGICAL SETTING AND MINERALIZATION

          7.1    Regional Geology

The Herbert Property is situated in close proximity to the Coastal Shear Zone – a major crustal dislocation defined by northwest striking penetrative foliation. This structure parallels the boundary between the Gravina belt to the west and the Taku terrane to the east Error! Reference source not found..

The Gravina belt comprises Upper Jurassic to Mid-Cretaceous marine argillite and greywacke, interbedded andesite to basaltic volcanic and volcaniclastic rocks, and plutons ranging from quartz diorite to peridotite (Gehrels and Berg, 1992 and 1994). The Taku terrane differs from the Gravina belt by having an older Permian to Triassic aged basement consisting of marbles, phyllites, pillowed basalts, and flysch-related rocks, which are overlain by Upper Jurassic to Mid-Cretaceous greywackes and, likely, related to similar aged rocks in the Gravina belt. Metamorphic grade ranges from greenschist to amphibolite facies and generally increases from west to east. Regional metamorphism and deformation, including the Coastal Shear Zone, are broadly linked to emplacement of multiple intrusive rocks in the Coast Mountains with isotopic ages ranging from 10 to 55 Ma (Gehrels and Berg, 1994).

          7.2    Property Geology (excerpted from Van Wyck and Burnett, 2011)

Published regional geologic mapping (Figure 3) indicates that Herbert Glacier project is largely underlain by Tertiary granodiorite and metasediments. To date the majority of the mapping and drilling has been within a quartz diorite stock or sill that hosts the mineralized veins. Although there is no independent mapping or geochronology evidence in sup-

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Technical Report on the Herbert Gold Property	April 10, 2013

port, it seems reasonable to correlate the quartz diorite stock with regional map unit TKt (Figure 6) and a belt of deformed metasedimentary rocks on the western edge of the claim block with map unit KPsv. One drill hole from the western-most drill pad (hole 111-4) passed out of diorite into strongly foliated metasedimentary rocks confirming the strongly tectonized contact between the two units. Herbert Glacier consists of, at present, four principal and parallel sets of east-northeast- trending quartz veins hosted in quartz-diorite.

KPsv
KJs
KJv
TKt
KJv
Qs
Herbert Glacier Project
KJs
KPsv
KJs
KJsv
KJv
Scale 1:100,000

Figure 5 Local Geology of Herbert Property Area

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          7.3    Mineralization of the Juneau Gold Belt

The Juneau Gold Belt (JGB) has been Alaska’s largest lode gold producer, yielding approximately 6.8 million ounces of gold, largely from the Alaska-Juneau and Treadwell mines. An equal amount of gold reserves are estimated to be still present within the Alaska-Juneau and Kensington mines (Swainbank et al., 1991. Deposits of the JGB are located on either side and within a few kilometers of a major crustal structure termed the Coast Range Megalineament (Fig 4). Auriferous veins show a strong spatial association with the relatively competent igneous bodies of varied composition: These rocks are, however, much older than the veining (Goldfarb et al, 1993). The veins are also associated with greenschist facies rocks of an inverted metamorphic gradient up to 8 km in thickness (Himmelberg et al., 1991).

Gold- veins along 200 km of the Coast Range Megalineament were emplaced between 56 – 55 Ma, near the end of a 60 m.y. period of orogenic activity (Goldfarb et al, 1991b{ TA \l "GOLDFARB ET AL, 1991B" \s "Goldfarb et al, 1991b" \c 1 }{ TA \s "Goldfarb et al, 1991b" }{ TA \s "Goldfarb et al, 1991b" }). Relaxation along this shear zone, during a shift from orthogonal to more oblique convergence and resulting strike-slip motion, is hypothesized as having led to increased permeability and widespread fluid migration. A belt of tonalitic plutons were intruded approximately 5 km east of the megalineament between 68-61 Ma (Barker et al., 1986; WOOD ET AL., 1991{ XE "Wood et al., 1991" }). Most of the gold prospects in the Juneau Gold Belt are hosted by metasedimentary rocks.

          7.4    Herbert Property Mineralization

Most of the gold mineralization discovered on the Herbert Property is hosted by shear/quartz vein systems within a quartz diorite intrusion. Several of the 2012 drill holes intersected sheared metasediments along strike from the Main Vein but these did not contain significant amounts of quartz vein material or appreciable gold. The preferential association of gold with shear/vein zones in the quartz diorite is likely due to the mechanical contrast between brittle fracturing of the intrusive host rocks compared to more plastic deformation of the metasedimentary rocks.

The auriferous veins delineated to date on the Herbert Property consistently dip steeply to the north with a minor NE trending vein set splaying off or intersecting the main vein set. Vein thicknesses range from several meters to decime-ters and, within the host structures, several generations of veining can be observed. The vein set commonly comprises multiple anastomosing, lenticular and irregular white quartz veins within a shear zone characterized by strong foliation, grain-size reduction and structural offsets indicating that mineralization was contemporaneous with deformation. In places, the quartz veins have been folded and brecciated. Alteration and foliation occurs between quartz sub-veins and extends as much as a meter into the wall rock adjacent to the veining. The photograph of the Ridge Vein (Figure 6) splendidly displays this feature. It consists of sericite, chlorite and carbonate-altered quartz diorite. As a result of the preferential erosion of the alteration selvages, steep walled canyons typically mark the locations of the veins on the property. These gullies are easily visible on aerial photos and provide a convenient prospecting tool.

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This leads to variable mineralized thicknesses noted both at the surface and in drill intercepts with mineralized widths up to 8 m true thickness encountered. Importantly, however, surface mapping and drilling shows consistent along –strike and down-dip continuity of the host structures. For example, the Deep Trench Vein has been traced over a one kilometer strike length and 300 meters down-dip.

The mineralogy of the veins is dominantly quartz with lesser carbonate, arsenopyrite, pyrite, galena, sphalerite, scheelite and, rarely, visible gold. Visible gold tends to be associated with galena in the veins. A review of the screened metallic Gold Analyses (ALS Code Au-SCR24) shows that coarse gold grains (>100 microns) are an important component of the total gold distribution. This coarse gold contributes to the nugget effect of the gold distribution.

Fine grained arsenopyrite is a very common constituent of the alteration zones. A review of the multivariate statistics show that lead, zinc, arsenic, tungsten and selenium display a high degree of correlation to the gold content Due to the “nugget effect” of the gold distribution, these proxy elements can be utilized to determine trends of gold concentration (see Table 19).

The highest grade concentrations of gold appear to be in moderately west raking shoots (Figure 29 and Figure 30). The distribution of the gold proxy elements supports this supposition. This is the case in both the Main Vein and the Deep Trench Vein.

8    EXPLORATION (Item 8)

Exploration on the property consists of a property-scale rock chip, stream silt, and soil sampling program started in 2007 and continued to a lesser degree during the 2010 and 2011 drilling programs. Two hundred and ninety nine (299) samples collected and assayed in 2007 are recorded in the property database. Samples have been collected from 50% of the project area. There has been no systematic grid sampling program, which is appropriate based on the exposure level and the narrow, high-grade targets sought. A high resolution aerial photograph covers the entire claim block and a detailed 5 m spacing contour map has been prepared in a digital format over 12.5% of the claim area.

A hand-drafted geologic map centered on the drill targets at an approximate scale of 1:2200 has been compiled onto the 5 m spacing contour map The high-resolution aerial photograph is particularly useful on account of the large areas of rock exposure and the association of veining with pronounced linear features, making it a valuable prospecting tool.

The 2007 sampling results show that all the major vein structures have been covered by multiple surface samples on the claim block. The majority of the anomalous gold samples are located on the northern portion of the claim block on the Main, Deep Trench, and Goat veins. South of this area the number of anomalous gold samples decreases, where only a single sample out of a population of 112 returned a value above 5 ppm Au. This area with low surface gold values correspond to that portion of the claim block south of the 6487400 Northing, comprising approximately half the area of the claim block.

The rock chip program was successful in identifying veins with anomalous gold values. Exposure limitations results in non-uniform sampling making it difficult to apply the results to quantitative resource modeling. In 2011 a small channel sampling program was started across surface exposed veins. Four trenches (A through D) totaling 19.72 m across the Deep Trench Vein were collected using a portable rock saw. The method consisted two parallel cuts approximately 3 cm deep and 6 cm wide with sample lengths on the order of 0.5 to 1.5 m long. The samples collected approximated a drill core rock volume and typical sample length. This is a valuable exploration tool precisely because it standardizes the sampling process and was incorporated into the solid resource model. It was because of this standardized sampling of the trenches that it was decided by DRW to incorporate the trench results into the resource model.

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During the 2012 site visit by DGD, all check assay samples collected from the property provided excellent agreement with reported assay values, testifying to the repeatability of this sampling method.

Substantially all work completed in 2012 consisted of diamond drilling with minor field mapping and sampling.

9    DRILLING (Item 9)

The 2012 Program completed 8805 meters of drilling in 62 holes. The total meterage does not include three failed holes with the small drill. The large drill used NQTW diameter tools and the small rig cored with BQTW.

10   SAMPLE PREPARATION, ANALYSIS AND SECURITY (ITEM 10)

          10.1   Sample Preparation

  Transportation: Core is slung by helicopter to either the secure Coastal Helicopter hanger area where it was re- ceived by the GPR crew, or slung to the GPR warehouse and logging facilities on Crazy Horse Drive.

  Core was laid out on logging tables in the warehouse by crew or if tables are full, stored on pallets in the front open area inside the big opening door.

  Initial Processing: The GPR geotech crew converted all marker blocks in the core boxes into meters, straightened and arranged the core to the approximate original bedrock and cleaned off the core in preparation for photo- graphing.

  Geotechnical information was gathered at this point. Core recovery, RQD measurements and rock competency determinations were noted.

  Geologists marked the core and boxes for intervals to be sampled and placed the numbered sample tag at the start of the interval. Tags were reserved and removed from the sequence in the boxes at this point for the inser- tion of blanks and standards. The sample tickets have two tear-off tags; one for the core box and one for inside the sample bag.

  Standards were inserted at the rate of 5% or one for every 20 samples.

  Blanks were used at the same rate in general but they are also inserted after high grade intercepts.

  Photographing: Photos of each box were taken by geotechnicians with the label board clearly and accurately marked for hole number, box number and footage. Photos were incorporated into the master database.

  Logging: The core was then logged by a geologist.

  Sampling: When the geologist was confident that the hole or part of the hole was completely logged, the geotech crew then began to saw/split the intervals to be sampled.

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  The splitter determined how best to cut the core so both halves are equally mineralized and maintained the structural integrity of the remaining half so future inspection will be most meaningful.

  The sample intervals were sawn and bagged; plastic bags inside of cloth bags for highly broken, powdered, gougey, crumbly, or clay-rich samples and just canvas bags for competent intervals.

  The sample saw was kept clean and especially cleaned after cutting samples from a known high grade mineralized zone.

  Bagging and Shipping: Samples were then placed inside the secure warehouse in the area reserved for shipment preparation.

  Blanks and standards were added to the sample stream for shipment at this point using the tags which were reserved out of the sequence while first marking the intervals to be sampled earlier.

  When the hole is finished being sampled, the sample transmittal forms are then filled out, the samples placed into larger rice bags, labeled for shipment, hauled to Alaska Air Freight and shipped to the ALS Prep Lab in Anchorage.

          10.2   Security

  The core logging facilities and core storage containers were locked at all times when not under direct supervision and observation by Grande Portage employees.

  Special care was taken at all times to keep core in order to minimize the possibility of errors as a result of number recordation, notes, sequences, bag labeling, etc.

  Communication between Coastal Helicopters, the drillers, and the GPR core handling crew was maintained. If the core is delivered to the Coastal hanger, the time in storage was kept to a minimum.

  Sample shipments to the ALS prep lab in Anchorage were made for each hole as soon as the hole was finished being logged and the samples cut and bagged.

          10.3   Sample Analyses

     Crushing Procedures

               a) ALS Crushing Procedure 21

The entire sample is passed through a primary crusher to yield a crushed product that 70% of which passes 6mm.

               b) ALS Preparation Procedure 41-g

The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70% passing a 2 mm screen. A split of up to 1000 g is taken and pulverized to better than 85% passing a 75 micron screen.

     Analytical Procedures (Several Analytical Procedures were used)

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a)    Au GR21

A 30 g prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax and other reagents in order to produce a lead button. This button is cupelled to remove the lead. The remaining gold bead is parted in dilute nitric acid, annealed and weighed as gold.

b)    Au-ACR24

The sample pulp is passed through a 100 micron stainless steel screen. Any material remaining on the screen (>100 mm) is retained and analyzed in its entirety by fire assay with gravimetric finish and reported as the Au(+) fraction. The material passing through the screen (<100 micron) is homogenized and two sub-samples (50g) are analyzed by fire assay with AA finish (Au AA26 and Au AA26D). The average of the two AAS results is taken and reported as the Au (-) fraction. All three results are used in calculating the combined gold content of the plus and minus fractions. The gold values for both the (+) 100 and (-) fractions are reported together with the weight of each fraction as well as the calculated gold content of the sample.

c)    Au – AA25

Seventeen samples were analyzed by ALS Chemex Procedure Au-AA25 in which a 30 g prepared sample is fused a mixture of lead oxide, sodium carbonate, borax and other reagents as required, inquarted with 6 mg of gold-free and then cupelled to yield a precious metal button. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 10 mL with de-mineralized water, and analyzed by atomic absorption against matrix-matched standards.

11   DATA VERIFICATION (Item 11)

Grande Portage Resources employed a QA/QC program that consisted of inserting blanks, standard reference materials and duplicates into the sample stream at the rate of approximately one per 20 project samples. The authors’ opinion is that the results fall within acceptable margins of laboratory error and provide adequate confidence in the data collection and laboratory methods.

          11.1   Validation Sampling

During his site visit, Dupre collected 14 quarter-core samples from the core that had previousy been sampled and assayed by GPR staff. These samples were obtained by sawing the previously cut samples in half, then bagging and tagging them prior to shipment to the ALS Chemex sample preparation facility in Anchorage. The prepared samples were then shipped to the ALS Chemex lab in Vancouver where they were analyzed using the same procedures as GPR (Au-ICP21 and Au—GRA21). These procedures are described in Section 10 of this report.

The results of this validation sampling and assaying are presented below in table and chart format.

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							Grande Portage results for same in-
DuPre's 1/4 sawn split check samples							tervals, 1/2 core
				WEI-	Au-	Au-	Au-	Au-		Au-
				21	ICP21	GRA21	ICP21	GRA21	Au-SCR21	AA25
									Au Total
				Recvd					(+)(-)
				Wt.	Au	Au	Au	Au	Combined	Au	Au
hole	fr	to	#	kg	ppm	ppm	ppm	ppm	Scr. ppm	ppm	ppm
12O-1	89.81	90.77	1024001	1.39	0.045		0.056
12O-1	94.38	96.04	1024003	2.29	4.6		5.66
12G-3	121.96	123.14	1024004	1.81	>10.0	15.05		13.05	20.6	10.15	9.6
12G-3	126.46	127.91	1024005	2.24	0.013		0.02
12F-3	71.6	72.73	1024006	1.36	0.602		0.624
12F-3	72.73	73.31	1024007	0.84	0.521		0.742
12F-3	73.31	73.98	1024008	1.12	1.47		0.003
12E-1	111.21	112.19	1024009	1.26	0.721		0.19		0.2	0.2	0.21
12E-1	112.19	113.51	1024010	1.53	0.758		0.998		1.07	1.06	1.1
12E-1	113.51	114.23	1024011	0.99	3.28		4.76		5.21	5.2	5.16
12E-1	114.23	115.13	1024012	1.43	0.876		1.68		4.61	1.61	1.65
12E-1	115.13	116.3	1024013	1.61	9.48		9.83	12.6	10.25	9.83	9.33
12O-1	92.35	92.92	1024014	0.96	1.955		1.43
12F-3	70.98	71.6	1024015	1.05	4.44		4.64

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Three commercial lab standards were submitted to the assays lab to run in the same sample sequence a normal run. These samples were prepared by Analytical Solutions Ltd. and comprised three standards with given gold values of:

  Std 62d = 10.5 ± 0.14 G/T gold

  Std 10c = 6.53 ± 0.08 G/T gold

  Std 65a = 0.52 ± 0.007 G/T gold

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11.500
11.000
10.500
10.000
9.500
9.000
8.500
8.000
0
5
10
15
20
25
30
Number of Standard Samples std 62d showing one std dev. bar
Series1

Gold Grade (G/T)
7.200
7.000
6.800
6.600
6.400
6.200
6.000
5.800
0
5
10
15
Number of Standard Samples std std 10c showing one std dev. bar
Series1

The author cannot comment on the

Bulk Density of 2012 Samples
grams per cc
2.95
2.9
2.85
2.8
2.75
2.7
2.65
2.6
0
5
10
15
20
25
30
35
No. of Samples

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12   MINERAL PROCESSING AND METALLURGICAL TESTING (Item 12)

No mineral processing nor metallurgical testing was carried out in 2012.

13   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

          13.1   Resource Estimation Procedures

All reference to distance, tonnes, and grade are in SI units of meters (m), tonnes (t), and grams per tonne (G/T). All references to ounces will be troy ounces which are 31.1035 grams. North on the accompanying diagrams will be UTM grid north which is 0.38 o east of true north at Juneau, Alaska.

A total of 127 diamond drillholes and 4 trenches test mineralization on the Herbert Property. Two thousand two hundred and forty eight (2,248) ICP gold assays, 86 gold assays with gravimetric finish, 921 screened metallic gold assays and 2,124 ICP multi-element (33 element) analyses were presented in a digital database. Dave Webb, P.Geol., president of DRW Geological Consultants Ltd. was engaged to review the data and produce a resource estimate if possible. A resource for this property completed by Garth D Kirkham, P.Geo of Kirkham Geosystems Ltd. has been published in the Technical Report on the Herbert Glacier Gold Project dated May 28, 2012 (Van Wyck and Burnett, 2012).

The database was validated and corrected as needed. The following sections detail the procedures, methods and strategies employed in creating the resource estimate for the Herbert Project.

          Solid Model Construction

A series of cross sections were developed for each of eight different zones where correlations between trends identified in gold assays, alteration zones, and multi-element data appears to exist down-dip on section and between sections. These correlations were corrected and modified as supported by surface mapping and geology.

MapInfo’s 3D solid generation routine was used to construct three dimensional models of the sections. These were examined to conform to geology and all analytical data and adjusted where necessary.

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Some areas of the Main Vein provided multiple options for correlations that were permissive by geology and sample geochemistry. The correlation that best matched surface geology was selected. The Deep Trench vein was remarkable in the extreme simplicity and consistency in a very planar orientation of the correlations.

          Assay Database

The database consists of 127 diamond drillholes (total 18,361.1m). Nineteen diamond drillholes were completed by a previous operator in 1986 and 1988 (total 1,607.0m) (Van Wyck and Burnett, 2012). In 2010 and 2011 46 additional diamond drillholes were completed with collar and downhole surveys. This and the four trenches (total 19.7m) provided the database for the previous resource estimate which only used the 2010 and 2011 drillholes due to uncertainty in the location of the collars and data quality (Van Wyck and Burnett, 2012).

All unsampled drillhole intervals were assigned zero grade to facilitate resource calculations. Metallic or screened assays were used in all instances where they were available (921 samples). All other assays are standard one assay ton results reported using ICP finish or where over limit (>10 G/T) are reported using gravimetric finish.

13.1.1.1 Univariate Statistics

The univariate statistics for the entire database is shown on Table 3.

Table 3. Univariate statistics for all of the raw analytical data from the drill and trench database.

Field	Count	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	3373	2448	925	0.001	432.88	2.98	0.31	432.88	0.00	17.74
Ag	3373	973	2400	0.2	4010	8.98	1.20	4009.80	0.60	129.63
Al	3373	2124	1249	0.03	11.2	7.33	7.73	11.17	8.20	1.52
As	3373	2275	1098	3.38	153000	5031.78	1580.00	152996.62	10.00	9740.48
Ba	3373	2124	1249	10	3660	1087.75	1090.00	3650.00	960.00	375.84
Be	3373	2030	1343	0.5	2.2	1.07	1.10	1.70	1.10	0.16
Bi	3373	428	2945	2	39	3.32	3.00	37.00	2.00	3.26
Ca	3373	2124	1249	0.02	11.85	4.19	4.26	11.83	4.18	1.15
Cd	3373	747	2626	0.5	605	5.57	1.00	604.50	0.50	33.68
Co	3373	2113	1260	1	90	13.38	14.00	89.00	13.00	4.29
Cr	3373	2124	1249	3	287	19.05	16.00	284.00	14.00	17.07
Cu	3373	2108	1265	1	3780	21.04	15.00	3779.00	15.00	85.06
Fe	3373	2124	1249	0.5	14.7	4.37	4.46	14.20	4.48	0.94
Ga	3373	2064	1309	10	30	19.00	20.00	20.00	20.00	3.19
K	3373	2124	1249	0.01	3.1	1.34	1.32	3.09	1.30	0.42
La	3373	2047	1326	10	40	12.85	10.00	30.00	10.00	4.86
Mg	3373	2122	1251	0.01	5.01	1.50	1.58	5.00	1.73	0.46
Mn	3373	2124	1249	42	2160	809.05	821.00	2118.00	848.00	207.55
Mo	3373	1213	2160	1	98	1.85	1.00	97.00	1.00	3.57
Na	3373	2123	1250	0.01	5.67	2.20	2.34	5.66	2.45	0.73
Ni	3373	2052	1321	1	147	6.15	4.00	146.00	4.00	10.07
P	3373	2123	1250	10	2960	1065.56	1110.00	2950.00	1160.00	265.84
Pb	3373	2184	1189	2	31800	191.12	15.00	31798.00	12.00	1310.42
S	3373	2097	1276	0.01	7.47	0.43	0.26	7.46	0.02	0.55
Sb	3373	657	2716	5	6210	18.88	7.00	6205.00	5.00	242.43
Sc	3373	2118	1255	1	59	12.53	13.00	58.00	13.00	3.33

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Sr	3373	2124	1249	4	1485	520.94	547.00	1481.00	547.00	187.93
Th	3373	8	3365	20	30	21.25	20.00	10.00	20.00	3.54
Ti	3373	2121	1252	0.01	1.12	0.41	0.43	1.11	0.46	0.11
Tl	3373	97	3276	10	10	10.00	10.00	0.00	10.00	0.00
U	3373	255	3118	10	40	10.51	10.00	30.00	10.00	2.69
V	3373	2124	1249	1	435	114.31	118.00	434.00	110.00	31.44
W	3373	1632	1741	10	6020	80.27	30.00	6010.00	10.00	278.02
Zn	3373	2123	1250	5	31200	143.12	104.00	31195.00	103.00	772.98

Gold values broken down by zone is shown below on Table 4 to Table 10

Table 4. Univariate statistics for the raw, unweighted analytical data for the Main Vein

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	338	279	59	0.001	432.88	6.23	0.62	432.879	0.03	31.101
Ag	338	146	192	0.2	243	7.34	1.75	242.8	0.6	26.155
Al	338	175	163	0.11	9.1	6.63	7.32	8.99	7	1.942
As	338	229	109	5	53500	6032.81	2290	53495	10	8266.940
Ba	338	175	163	20	2000	981.89	970	1980	960	370.541
Be	338	159	179	0.5	1.5	1.00	1	1	1.1	0.174
Bi	338	46	292	2	16	3.57	3	14	2	2.872
Ca	338	175	163	0.23	7.06	3.80	4.07	6.83	3.12	1.172
Cd	338	84	254	0.5	173	6.04	1.2	172.5	0.5	21.424
Co	338	173	165	2	21	11.62	12	19	13	3.539
Cr	338	175	163	6	158	18.88	15	152	14	17.416
Cu	338	174	164	1	183	17.09	14	182	13	16.815
Fe	338	175	163	0.5	7.55	3.95	4.08	7.05	3.88	1.051
Ga	338	163	175	10	20	17.85	20	10	20	4.119
K	338	175	163	0.04	3.1	1.35	1.3	3.06	1.29	0.558
La	338	161	177	10	30	12.42	10	20	10	4.441
Mg	338	175	163	0.05	2.6	1.31	1.39	2.55	1.57	0.466
Mn	338	175	163	71	1605	766.31	793	1534	771	225.186
Mo	338	110	228	1	3	1.48	1	2	1	0.660
Na	338	175	163	0.01	3.98	1.88	1.98	3.97	2.32	0.819
Ni	338	160	178	1	106	6.11	3	105	3	12.929
P	338	175	163	20	1540	934.06	1020	1520	1070	309.920
Pb	338	206	132	5	20500	410.55	18.5	20495	11	1856.872
S	338	175	163	0.01	3.61	0.58	0.37	3.6	0.04	0.582
Sb	338	80	258	5	173	12.53	7.5	168	6	20.733
Sc	338	174	164	1	20	10.90	12	19	12	3.523
Sr	338	175	163	8	807	429.93	424	799	367	205.955
Th	338	0	338	0.00	0.00	0.00	0.00	0.00	0.00	0.000
Ti	338	174	164	0.02	0.61	0.35	0.39	0.59	0.39	0.125
Tl	338	12	326	10	10	10.00	10	0	10	0.000
U	338	21	317	10	10	10.00	10	0	10	0.000
V	338	175	163	1	180	98.18	108	179	111	33.947
W	338	146	192	10	1650	108.49	40	1640	10	221.039
Zn	338	174	164	5	3820	141.14	102	3815	104	321.229

Table 5. Univariate statistics for the raw, unweighted analytical data for the Deep Trench Vein.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	646	612	34	0.002	338.33333	5.515	0.7575	338.33133	0.007	24.883
Ag	646	315	331	0.5	92.8	5.409	1.7	92.3	0.5	11.360
Al	646	612	34	0.03	9.66	6.983	7.67	9.63	7.85	1.986
As	646	574	72	6	153000	8068.777	3535	152994	52	12458.025
Ba	646	612	34	10	3090	1048.709	1090	3080	1160	398.762
Be	646	558	88	0.5	1.5	1.055	1.1	1	1.1	0.166
Bi	646	119	527	2	39	3.924	2	37	2	5.206
Ca	646	612	34	0.02	11.85	4.042	4.245	11.83	4.1	1.289
Cd	646	300	346	0.5	605	6.105	1.2	604.5	0.5	36.651
Co	646	603	43	1	28	13.121	14	27	15	3.794
Cr	646	612	34	9	193	18.904	17	184	17	10.354
Cu	646	606	40	1	263	18.139	16	262	16	18.386
Fe	646	612	34	0.7	14.7	4.297	4.48	14	4.61	1.018

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Ga	646	570	76	10	20	18.789	20	10	20	3.265
K	646	612	34	0.01	2.78	1.300	1.3	2.77	1.36	0.491
La	646	564	82	10	30	12.553	10	20	10	4.937
Mg	646	610	36	0.01	2.87	1.465	1.61	2.86	1.71	0.497
Mn	646	612	34	42	2160	788.072	827.5	2118	920	235.084
Mo	646	337	309	1	46	1.947	1	45	1	2.654
Na	646	611	35	0.01	5.67	2.145	2.31	5.66	2.53	0.853
Ni	646	582	64	1	99	5.529	5	98	4	5.925
P	646	611	35	10	1970	1019.083	1110	1960	1190	312.999
Pb	646	608	38	2	26800	303.058	16	26798	12	1600.415
S	646	610	36	0.01	7.47	0.551	0.36	7.46	0.02	0.624
Sb	646	227	419	5	104	9.269	7	99	5	8.224
Sc	646	607	39	1	27	12.254	13	26	14	3.673
Sr	646	612	34	4	1025	507.982	537.5	1021	639	206.954
Th	646	3	643	20	20	20.000	20	0	20	0.000
Ti	646	610	36	0.01	0.91	0.393	0.43	0.9	0.46	0.128
Tl	646	27	619	10	10	10.000	10	0	10	0.000
U	646	40	606	10	40	10.750	10	30	10	4.743
V	646	612	34	1	199	109.618	121	198	124	35.257
W	646	530	116	10	6020	75.642	30	6010	10	302.555
Zn	646	612	34	5	12500	143.219	104	12495	115	529.830

Table 6. Univariate statistics for the raw, unweighted analytical data from the Deep Trench Hanging Wall Vein.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	72	61	11	0.002	70.7	4.508	0.973	70.698	0.004	10.857
Ag	72	33	39	0.5	27.4	3.503	1.4	26.9	0.5	5.645
Al	72	61	11	4.18	8.52	7.286	7.61	4.34	4.18	1.003
As	72	58	14	12	64400	9203.362	4845	64388	87	13262.453
Ba	72	61	11	360	1600	1006.393	1010	1240	610	255.480
Be	72	61	11	0.5	1.3	1.030	1.1	0.8	1.1	0.166
Bi	72	10	62	2	6	3.100	2.5	4	2	1.449
Ca	72	61	11	2.78	11.85	4.891	4.34	9.07	4.13	1.701
Cd	72	31	41	0.5	38.4	4.045	1.2	37.9	0.6	8.388
Co	72	61	11	7	28	14.016	14	21	15	3.875
Cr	72	61	11	11	77	19.557	15	66	14	13.408
Cu	72	61	11	1	50	14.820	13	49	10	9.632
Fe	72	61	11	2.53	7.36	4.392	4.25	4.83	4.63	0.802
Ga	72	61	11	10	20	18.525	20	10	20	3.576
K	72	61	11	0.49	2.29	1.409	1.45	1.8	1.38	0.349
La	72	60	12	10	20	11.500	10	10	10	3.601
Mg	72	61	11	0.46	2.87	1.489	1.56	2.41	1.4	0.443
Mn	72	61	11	434	2160	852.033	812	1726	592	335.181
Mo	72	40	32	1	6	1.725	1	5	1	1.109
Na	72	61	11	0.44	5.67	2.546	2.47	5.23	2.01	0.976
Ni	72	61	11	1	50	7.328	5	49	5	7.554
P	72	61	11	500	1970	1089.836	1110	1470	1110	219.078
Pb	72	60	12	5	8980	201.967	15.5	8975	12	1166.584
S	72	56	16	0.01	3.15	0.653	0.395	3.14	0.03	0.699
Sb	72	17	55	5	11	7.412	7	6	5	2.181
Sc	72	61	11	6	20	12.705	13	14	13	2.584
Sr	72	61	11	97	1025	481.820	498	928	439	196.686
Th	72.00	0.00	72.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ti	72	61	11	0.17	0.91	0.416	0.42	0.74	0.41	0.106
Tl	72	2	70	10	10	10.000	10	0	10	0.000
U	72	13	59	10	10	10.000	10	0	10	0.000
V	72	61	11	42	184	117.098	120	142	114	25.205
W	72	51	21	10	510	50.784	30	500	10	74.104
Zn	72	61	11	12	1030	129.066	99	1018	112	164.989

Table 7. Univariate statistics for the raw, unweighted analytical data from the Goat Vein Footwall Zone.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	108	77	31	0.002	17.1	0.935	0.194	17.098	0.007	2.406
Ag	108	29	79	0.5	16.8	2.093	0.9	16.3	0.7	3.214
Al	108	77	31	1.73	8.87	7.386	7.91	7.14	8.01	1.452
As	108	73	35	10	31900	3227.767	1875	31890	59	4572.954
Ba	108	77	31	190	1840	1132.208	1170	1650	1080	346.086
Be	108	73	35	0.6	1.2	1.052	1.1	0.6	1.1	0.133
Bi	108	20	88	2	5	2.650	2	3	2	0.875
Ca	108	77	31	1.3	7.16	3.911	3.96	5.86	3.88	0.907

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Cd	108	25	83	0.5	46.1	4.116	0.6	45.6	0.6	9.845
Co	108	77	31	3	29	12.234	13	26	13	3.145
Cr	108	77	31	9	75	15.857	14	66	14	7.882
Cu	108	77	31	3	44	14.013	13	41	14	5.403
Fe	108	77	31	1.09	6.33	4.195	4.31	5.24	4.28	0.738
Ga	108	75	33	10	30	18.533	20	20	20	3.923
K	108	77	31	0.29	2.07	1.312	1.32	1.78	1.31	0.316
La	108	75	33	10	30	14.933	10	20	10	5.295
Mg	108	77	31	0.28	1.94	1.371	1.44	1.66	1.44	0.357
Mn	108	77	31	210	914	750.818	772	704	713	132.775
Mo	108	33	75	1	3	1.303	1	2	1	0.529
Na	108	77	31	0.19	3.03	2.154	2.3	2.84	2.57	0.569
Ni	108	73	35	1	7	3.603	3	6	3	1.341
P	108	77	31	240	1260	1017.403	1090	1020	1060	218.917
Pb	108	77	31	5	1600	46.870	14	1595	14	183.779
S	108	77	31	0.01	1.5	0.258	0.2	1.49	0.04	0.267
Sb	108	24	84	5	17	6.833	6	12	5	2.792
Sc	108	77	31	3	15	11.792	12	12	12	2.494
Sr	108	77	31	105	783	493.779	512	678	232	172.258
Th	108	0.00	108.00	0.00	0.00	0.000	0.00	0.00	0.00	0.000
Ti	108	77	31	0.09	0.51	0.394	0.43	0.42	0.43	0.091
Tl	108	2	106	10	10	10.000	10	0	10	0.000
U	108	14	94	10	20	12.143	10	10	10	4.258
V	108	77	31	24	130	103.714	112	106	115	22.138
W	108	57	51	10	980	79.298	20	970	10	156.112
Zn	108	77	31	17	1140	124.403	103	1123	98	141.859

Table 8. Univariate statistics for the raw, unweighted analytical data for the Goat Vein Hanging Wall Zone.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	63	44	19	0.002	31.9	2.138	0.3815	31.898	0.032	5.446
Ag	63	5	58	0.8	5.5	2.380	1.2	4.7	0.00	2.066
Al	63	44	19	2.79	8.67	7.261	7.57	5.88	6.52	1.243
As	63	44	19	3.38	35500	5330.804	3105	35496.62	0.00	6932.793
Ba	63	44	19	450	1940	1385.000	1455	1490	1310.00	316.158
Be	63	42	21	0.7	1.6	1.040	1	0.9	1.10	0.145
Bi	63	6	57	2	5	2.667	2	3	2.00	1.211
Ca	63	44	19	2	8.74	3.910	3.845	6.74	4.11	1.019
Cd	63	6	57	0.5	1.2	0.917	0.95	0.7	0.00	0.248
Co	63	44	19	5	22	12.409	12.5	17	13	3.142
Cr	63	44	19	8	30	15.295	14	22	14	3.885
Cu	63	43	20	2	20	11.535	12	18	15	4.344
Fe	63	44	19	1.66	5.31	4.152	4.325	3.65	4.38	0.734
Ga	63	44	19	10	20	18.864	20	10	20	3.210
K	63	44	19	0.37	1.88	1.169	1.21	1.51	1.21	0.257
La	63	43	20	10	20	11.163	10	10	10	3.244
Mg	63	44	19	0.19	1.84	1.406	1.55	1.65	1.56	0.371
Mn	63	44	19	330	1590	739.886	744	1260	721	215.633
Mo	63	27	36	1	14	1.815	1	13	1	2.512
Na	63	44	19	0.73	3.4	2.420	2.525	2.67	2.37	0.512
Ni	63	42	21	1	6	3.214	3	5	4	1.474
P	63	44	19	350	1260	1024.545	1080	910	1070	206.076
Pb	63	44	19	5	1580	77.250	14.5	1575	13	282.797
S	63	43	20	0.01	1.77	0.381	0.3	1.76	0.13	0.383
Sb	63	8	55	5	8	5.875	5.5	3	5	1.126
Sc	63	44	19	4	18	11.705	12	14	12	2.455
Sr	63	44	19	85	739	540.636	573	654	520	147.075
Th	63	0.00	63.00	0.00	0.00	0.000	0.00	0.00	0.00	0.000
Ti	63	44	19	0.12	0.5	0.390	0.42	0.38	0.43	0.089
Tl	63	1	62	10	10	10.000	10	0	10	0.000
U	63	3	60	10	10	10.000	10	0	10	0.000
V	63	44	19	34	131	103.523	108.5	97	108	21.392
W	63	33	30	10	90	27.576	20	80	10	21.218
Zn	63	44	19	24	145	93.932	101.5	121	98	23.561

Table 9. Univariate statistics for the raw, unweighted analytical data for the Ridge Vein.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	108	77	31	0.002	17.1	0.935	0.194	17.098	0.007	2.406
Ag	108	29	79	0.5	16.8	2.093	0.9	16.3	0.7	3.214
Al	108	77	31	1.73	8.87	7.386	7.91	7.14	8.01	1.452

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As	108	73	35	10	31900	3227.767	1875	31890	59	4572.954
Ba	108	77	31	190	1840	1132.208	1170	1650	1080	346.086
Be	108	73	35	0.6	1.2	1.052	1.1	0.6	1.1	0.133
Bi	108	20	88	2	5	2.650	2	3	2	0.875
Ca	108	77	31	1.3	7.16	3.911	3.96	5.86	3.88	0.907
Cd	108	25	83	0.5	46.1	4.116	0.6	45.6	0.6	9.845
Co	108	77	31	3	29	12.234	13	26	13	3.145
Cr	108	77	31	9	75	15.857	14	66	14	7.882
Cu	108	77	31	3	44	14.013	13	41	14	5.403
Fe	108	77	31	1.09	6.33	4.195	4.31	5.24	4.28	0.738
Ga	108	75	33	10	30	18.533	20	20	20	3.923
K	108	77	31	0.29	2.07	1.312	1.32	1.78	1.31	0.316
La	108	75	33	10	30	14.933	10	20	10	5.295
Mg	108	77	31	0.28	1.94	1.371	1.44	1.66	1.44	0.357
Mn	108	77	31	210	914	750.818	772	704	713	132.775
Mo	108	33	75	1	3	1.303	1	2	1	0.529
Na	108	77	31	0.19	3.03	2.154	2.3	2.84	2.57	0.569
Ni	108	73	35	1	7	3.603	3	6	3	1.341
P	108	77	31	240	1260	1017.403	1090	1020	1060	218.917
Pb	108	77	31	5	1600	46.870	14	1595	14	183.779
S	108	77	31	0.01	1.5	0.258	0.2	1.49	0.04	0.267
Sb	108	24	84	5	17	6.833	6	12	5	2.792
Sc	108	77	31	3	15	11.792	12	12	12	2.494
Sr	108	77	31	105	783	493.779	512	678	232	172.258
Th	108	0	108	0.00	0.00	0.000	0.00	0.00	0.00	0.000
Ti	108	77	31	0.09	0.51	0.394	0.43	0.42	0.43	0.091
Tl	108	2	106	10	10	10.000	10	0	10	0.000
U	108	14	94	10	20	12.143	10	10	10	4.258
V	108	77	31	24	130	103.714	112	106	115	22.138
W	108	57	51	10	980	79.298	20	970	10	156.112
Zn	108	77	31	17	1140	124.403	103	1123	98	141.859

Table 10. Univariate statistics for the raw, unweighted analytical data for the Main Vein Hanging Wall 2 Zone.

Field	Count_n	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
Au_ICP21	228	143	85	0.001	16.44	0.924	0.293	16.439	0.002	1.857
Ag	228	35	193	0.2	62.2	3.049	0.9	62	0.5	10.361
Al	228	102	126	2.19	8.97	7.677	7.915	6.78	7.39	1.097
As	228	104	124	5	52300	2777.894	791	52295	10	5809.835
Ba	228	102	126	330	1830	1180.000	1185	1500	810	338.207
Be	228	100	128	0.5	1.5	1.090	1.1	1	1.1	0.149
Bi	228	29	199	2	7	2.862	2	5	2	1.274
Ca	228	102	126	1.61	7.8	4.435	4.4	6.19	4.24	0.859
Cd	228	19	209	0.5	5.8	1.005	0.6	5.3	0.6	1.221
Co	228	102	126	3	24	13.000	13	21	13	2.740
Cr	228	102	126	8	31	14.265	14	23	15	3.121
Cu	228	102	126	1	104	14.343	13	103	13	11.261
Fe	228	102	126	1.9	6.13	4.438	4.47	4.23	4.32	0.611
Ga	228	102	126	10	30	19.216	20	20	20	3.046
K	228	102	126	0.33	2.44	1.290	1.3	2.11	1.3	0.323
La	228	102	126	10	20	14.020	10	10	10	4.927
Mg	228	102	126	0.38	2.1	1.485	1.53	1.72	1.44	0.339
Mn	228	102	126	360	1300	838.853	831.5	940	743	149.947
Mo	228	59	169	1	28	2.034	1	27	1	3.596
Na	228	102	126	0.67	4.54	2.349	2.385	3.87	2.63	0.672
Ni	228	95	133	1	19	4.021	4	18	4	2.539
P	228	102	126	290	1460	1083.039	1120	1170	1150	187.235
Pb	228	102	126	2	1650	64.902	15	1648	14	222.272
S	228	102	126	0.02	2.39	0.394	0.22	2.37	0.02	0.458
Sb	228	26	202	5	11	6.808	6	6	6	1.789
Sc	228	102	126	3	18	12.490	13	15	13	2.268
Sr	228	102	126	86	841	569.137	603	755	336	139.485
Th	228	0	228	0.00	0.00	0.000	0.00	0.00	0.00	0.000
Ti	228	102	126	0.09	0.54	0.411	0.43	0.45	0.44	0.079
Tl	228	2	226	10	10	10.000	10	0	10	0.000
U	228	28	200	10	20	10.357	10	10	10	1.890
V	228	102	126	32	165	112.951	114.5	133	110	21.176
W	228	83	145	10	1690	124.337	30	1680	10	281.395
Zn	228	102	126	22	212	99.284	101	190	104	23.491

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Comparing metallic check assays with the 1 AT analyses shows excellent correlation with a slight tendency for the ICP analysis to overstate the assay compared to the metallic assay when considering all of the data presented on Figure 7. Considering data above 50 G/T, 1AT results exceed screened metallic assays 13 times out of 19.

Figure 7. Plot of metallic assays vs. ICP analyses on all check assays.

A similar plot (Figure 8) of the lower grade samples shows an excellent correlation with a slight tendency for the ICP analysis to understate the assays compared to the metallic assays.

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Figure 8. Plot of metallic assays vs. ICP analyses for all samples <10 G/T (Metallic).

Excluding all assays over 5 G/T it is apparent that the one assay ton results report higher gold grades than the metallic assays. This is significant in that, of the 921 samples run for metallic assays, 768 or 83% are <5.0 G/T gold, and these lower grade samples (ICP results are 8% higher grade than screened metallic assays @ <5.0 G/T gold) are on average 34% larger than the higher grade samples.

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Figure 9. Gold assays by screened metallic vs. standard one assay ton samples showing higher grades from 1 AT samples.

A comparison of the gold grade versus sample interval shows that the gold grade is not independent of sample interval (Figure 10).

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Figure 10. Gold grade versus sample interval shows decreasing gold grades with increasing sample interval (dashed line).

This phenomena is to be expected, but suggests any data treatment (cutting, averaging, etc.) should take place with the composites to remove a degree of freedom and enable the statistics to be more valid.

     Topography

The topographic relief is fairly steep with valleys incised east-west across a generally rising trend from 40m AMSL to 340m AMSL to the east and then more rapidly rising to >600m AMSL to the southeast. Mapping has shown that mineralization extends to surface in places and that in places these outcropping zones are constrained to topographic lows.

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Figure 11. General location of the four principal vein structures with respect to topography.

          Density

A total of 30 mineralized samples from diamond drilling in 2012 were submitted for bulk density measurements (Table 11) using specific gravity/immersion methods. The average density of 2.757 gm/cm3 is used in all calculations.

Table 11. Bulk density measurements on 30 mineralized intersections from the 2012 diamond drilling.

SAMPLE	Recvd Wt.	B.D.
DESCRIPTION	kg	g/cm3
1023405	1.42	2.76
1023406	1.26	2.76
1023407	0.58	2.66
1023408	1.95	2.83
1023409	2.34	2.78
1023410	1.07	2.85
1023411	2.22	2.82
1023412	1.09	2.73
1023413	0.84	2.63
1023414	1.68	2.78
1023415	0.92	2.80
1023416	1.58	2.71
1023417	2.05	2.79

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1023418	0.93	2.83
1023419	0.58	2.73
1023420	1.78	2.78
1023421	0.51	2.70
1023422	1.13	2.77
1023423	1.03	2.76
1023424	0.71	2.74
1023425	1.38	2.75
1023426	0.63	2.75
1023427	0.56	2.63
1023428	0.55	2.78
1023429	0.58	2.78
1023430	1.17	2.75
1023431	1.08	2.71
1023432	0.56	2.72
1023433	0.82	2.74
1023434	0.57	2.89
Average		2.757

          Compositing

For compositing and resource purposes, metallic assay data were used whenever they existed. All other data used the 1 AT values. Composites over the length of the drillholes were calculated to a maximum of 1m in order to provide interval-independent grades over lengths that compromise between grade delineation and dilution.

Table 12. Univariate statistics on 1m composites from the seven principal mineralized structures. All zero grades were omitted for these data.

Vein	Count	Count Valid	Count Invalid	Minimum	Maximum	Mean	Median	Range	Mode	Standard Deviation
DTV	898	621	277	0.000	214.60	4.22	0.77	214.60	0.01	17.45
DTVHW1b	170	63	107	0.001	28.06	3.18	0.87	28.06	0.00	5.22
MVHW2	1578	165	1413	0.000	5.10	0.49	0.19	5.10	0.02	0.82
Ridge	466	91	375	0.000	5.40	0.52	0.14	5.40	0.01	0.95
Goat FW	193	37	156	0.002	122.57	4.45	0.11	122.57	0.00	20.10
Goat HW	376	42	334	0.001	13.64	1.20	0.19	13.64	0.00	2.58
MV1	588	232	356	0.000	157.74	3.80	0.46	157.74	0.01	15.85

          Treatment of High-grade outliers

High-grade outliers are defined as ones that appear to deviate markedly from other members of the sample in which it occurs (Grubbs, F.E., 1969).

The raw sample data for the two largest datasets of significance (only samples >0.01 G/T plotted) were considered and showed similar trends of mixed sample populations.

13.1.1.2 Main Vein

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Figure 12. Lognormal probability plots of all raw sample data >0.01 G/T within the Main Vein solid.

The raw sample data for the Main Vein displays a mixture of three populations on the lognormal probability plot in Figure 12 with the statistics estimated for the lower (blue), middle (green) and upper (red) populations shown on Table 13.

Table 13. Statistics of the three populations of raw assay data for the Main Vein estimated from Figure 12.

MV	Percent	Mean (G/T)
Upper	0.2	199.53
Middle	57.8	3.16
Lower	42.0	0.25

The three populations can be modeled smoothly without any obvious outliers.

The 1m composite data for the Main Vein 1m composites (only samples >0.01 G/T plotted) were considered and showed trends of mixed sample populations similar to that identified in the raw data when plotted on a lognormal probability plot Figure 13.

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Figure 13. Lognormal probability plots of all 1m composite data >0.01 G/T within the Main Vein solid.

The 1m composite data for the Main Vein displays a mixture of three populations with the statistics for the lower (blue), middle (green), and upper (red) sample populations shown on Table 14.

Table 14. Statistics of the three populations of the 1m composites of gold assays for the Main Vein.

MV	Percent	Mean (G/T)
Upper	2.30	79.43
Middle	41.70	2.24
Lower	56.00	0.16

The three populations can be modeled smoothly. The lowering of the mean of the higher-grade populations is likely accounted for by the dilution of the highest-grade samples to 1m intervals. No obvious outliers can be observed.

13.1.1.3 Deep Trench Vein

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Figure 14. Lognormal probability plots of all raw sample data >0.01 G/T within the Deep Trench Vein solid.

The raw sample data for the Deep Trench Vein displays a mixture of three populations with the statistics for the lower (blue), middle (green) and upper (red) populations shown on Table 15.

Table 15. Statistics of the three populations of the raw gold assays for the Deep Trench Vein

DTV	Percent	Mean (G/T)
Upper	1.4	199.53
Middle	60.00	3.16
Lower	38.6	0.16

The three populations can be modeled smoothly with only minor perturbations in an otherwise smooth plot.

The 1m composite data for the Deep Trench Vein (only samples >0.01 G/T plotted) were considered and showed trends of mixed sample populations similar to that identified in the raw data.

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Figure 15. Lognormal probability plots of all 1m composite data >0.01 G/T within the Deep Trench Vein solid.

The 1m composite data for the Deep Trench Vein displays a mixture of three populations with the statistics for the lower (blue) middle (green) and upper (red) populations shown on Table 16.

Table 16. Statistics of the three populations of the 1m composites of gold assays for the Deep Trench Vein

DTV	Percent	Mean (G/T)
Upper	1.1	199.53
Middle	56.40	3.16
Lower	42.5	0.16

The three populations can be modeled to be very similar to the raw data with either reduction in the composite grades for the upper populations and/or an increase in the component of the lower grade populations. This is consistent with the effects of smoothing short, higher grade values to a minimum interval of 1 m.

          Variography

The low number of sample points provides only limited meaningful results from variography. The larger significant data sets were modeled to provide some evidence of trends in the plane of the mineralized structures plunging down to the east at moderate trends.

          Block Model Estimate

It was determined that a block model approximately 8m x 1.5m x 6m provided suitable detail without creating an unnecessarily large database. This was applied to the Main and Deep Trench Veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m.

Only composites whose center lies within the solid were used in the estimation. Sub-blocking was not applied due to the small size of the blocks relative to the solids model.

Blocks were constrained to surface topography, and by geology. Blocks west of the inclined sedimentary contact on the western side of the Main Vein and Deep Trench Vein were omitted.

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Probability plots of the block data for the Main Vein and Deep Trench Vein were completed to compare to the raw and composite assay data.

Figure 16. Lognormal probability plots of all block data >0.01 G/T within the Main Vein solid.

The block data for the Main Vein displays a mixture of three populations with the statistics for the lower (blue) middle (green) and upper (red) populations shown on Table 17.

Table 17. Statistics of the three populations of the 1m composites of gold assays for the Main Vein

MV	Percent	Mean (G/T)
Upper	0.30	31.62
Middle	43.70	5.62
Lower	56.00	0.32

The three populations can be modeled to be very similar to the raw and composite data with a reduction in the composite grades for the upper population concomitant with an increase in the component of the lower grade population. This is consistent with the effects of smoothing grades towards the average grade of the composites.

The block data for the Deep Trench Vein shows similar trends.

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Figure 17. Lognormal probability plots of all block data >0.01 G/T within the Deep Trench Vein solid.

The Deep Trench Vein displays a mixture of three populations with the statistics for the lower (blue) middle (green) and upper (red) populations shown on Table 18.

Table 18. Statistics of the three populations of the 1m composites of gold assays for the Deep Trench Vein

DTV	Percent	Mean (G/T)
Upper	0.10	70.79
Middle	4.40	31.62
Lower	95.50	0.63

The three populations can be modeled to be very similar to the raw and composite data with a reduction in the composite grades for the upper populations and an increase in the component of the lower grade populations. This is consistent with the effects of smoothing grades to the average composite grades.

          Interpretation Method

The grades of each block were estimated using inverse distance squared methods. It was determined that there was insufficient data to estimate using variography.

          Estimation Plans

A single pass search strategy was employed using the maximum supported ellipsoid size. The search ellipsoid was oriented to each solid to lie within the structure. A minimum of 3 and a maximum of 12 composites were allowed for each block, with no restrictions on the maximum from each drillhole due to the oblique nature of many of the intercepts.

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Figure 18. Oblique view, down to the northwest showing all of the vein solids and the western sedimentary rock package, with an air photograph draped over topography ghosted for reference.

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Figure 19. Longitudinal section of the Main Vein showing resource blocks above 0.5 G/T gold cut-off, viewed to the south, perpendicular to the solid.

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Figure 20. Longitudinal section of the resource blocks for the Deep Trench Vein above a 0.5 G/T gold cut-off, viewed to the south perpendicular to the solid.

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Figure 21. Longitudinal section of the resource blocks for the Deep Trench Vein above a 2.0 G/T gold cut-off. Blocks between 0.5 and 2.0 G/T are shown ghosted.

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Figure 22. Longitudinal section of the Deep Trench Hanging Wall vein showing all resource blocks >0.5 G/T gold cut-off, viewed perpendicular to the solid. Purple solid in background is the Deep Trench Vein.

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Figure 23. Longitudinal section of the Goat Creek Footwall Vein showing all resource blocks >0.5 G/T gold cut-off, oriented perpendicular to the solid.

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Figure 24. Longitudinal section of the Goat Creek Hanging Wall Vein showing all resource blocks >0.5 G/T cut-off, oriented perpendicular to the solid.

          Validation of the Block Model

A graphical validation was done on the block model where cross sections, plans, and a 3D examination were conducted, testing intersections, solids and surface boundaries, and geology. Additional models were constructed removing selected drillholes to test for the robustness of the model. Each block appears to be well represented by the immediately adjoining composites as would be expected using the ID2 method.

The block models were also estimated using only the 1 AT assays yielding similar results at all cut-offs.

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Figure 25. East-facing cross-section of the Deep Trench Vein with resource blocks and solids model (purple).

An alternative modeling procedure using image factors to develop solids models was attempted. This method uses the Pearson Correlation coefficients that were established using the geochemical data shown in Table 19.

Table 19. Pearson correlation coefficients for gold geochemistry of the Main and Deep Trench veins.

Field	N	MV Au	N	DTV Au
Au_ICP21	1070	1.0000	1191	1.0000
Ag	438	0.1014	504	0.6262
Al	762	-0.2964	1192	-0.3546
As	940	0.2268	1141	0.2904
Ba	762	-0.1899	1192	-0.1937
Be	732	-0.2187	1133	-0.2750
Bi	186	0.3600	218	0.5627
Ca	762	-0.2089	1192	-0.2553
Cd	248	0.4685	468	0.5925
Co	760	-0.1268	1183	-0.2487
Cr	762	-0.0044	1192	-0.0014
Cu	759	0.0335	1181	-0.0464
Fe	762	-0.1250	1192	-0.1124
Ga	746	-0.2004	1149	-0.3028
K	762	-0.1678	1192	-0.2227
La	739	-0.0183	1139	0.0213

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Mg	762	-0.2151	1190	-0.2871
Mn	762	-0.1849	1192	-0.2807
Mo	469	0.0046	643	0.0102
Na	762	-0.1683	1191	-0.2465
Ni	727	-0.0184	1158	-0.0468
P	762	-0.2576	1191	-0.3241
Pb	826	0.5337	1183	0.7813
S	760	0.2096	1171	0.3035
Sb	250	0.0338	377	0.0742
Sc	761	-0.2250	1187	-0.2950
Sr	762	-0.2092	1192	-0.2504
Th	3	-0.6025	5	NA
Ti	761	-0.2566	1190	-0.3202
Tl	29	NA	61	NA
U	136	0.0704	114	-0.0229
V	762	-0.2238	1192	-0.3140
W	582	-0.0041	940	0.0422
Zn	761	0.2234	1192	0.5794

These geochemistry data was standardized by subtracting the mean and dividing each number by the standard deviation creating a geochemical database where each element had a mean of zero and a standard deviation of 1. This geochemistry matrix was multiplied by the Pearson correlation coefficient creating a factor image, or a single number that incorporated all of the available geochemical data that correlates best with gold. For example, a sample that is within the Deep Trench Vein system with low gold values might be viewed more favourably if it has elevated Ag, As, Bi, Cd, Pb, S, and Zn and is depleted in Al, Be, P, Sc, Ti, and V. The depletions appear to correlate with quartz rich samples.

A plot of the gold factors for the Deep Trench Vein (Figure 26) shows that the high-grade gold trends defined by the red lines on Figure 26 correlate well with the high-grade trends identified using gold values alone as shown on Figure 29. Additional high-grade trends are suggested by the elevated Gold Factor figures to the east (left side). The western trends are truncated by a sedimentary sequence (not shown).

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Deep Trench Vein, Gold Factors
100 m
10B-3
10B-2
12O-1
10A-4
12F-5
315B

Figure 26. Inclined longitudinal section, viewed to the south of the Deep Trench Vein showing ID2 blocks of "Gold Factor" values.

          13.2 Reserve Statement

Surface mapping, trenching and diamond drilling demonstrates continuity of mineralization on sections and between sections and enables three dimensional solids models to be constructed. Further modeling of the diamond drill and trench information within the solids enables the grade distribution to be estimated. An analysis of the resource blocks in the Main Vein and Deep Trench Vein reveals that many of the blocks are within 60m of composites, and these form cohesive, well defined domains. It was decided to classify these blocks as Indicated Mineral Resources and the balance as Inferred Mineral Resources. All other resource blocks are considered inferred.

This is presented on Table 20 (below) at various cut-offs. It is believed that for the location, geometry and grade distribution, it is reasonable to report the resource at the 2 G/T cut-off. All figures use a specific gravity of 2.757, tonnes are rounded to the nearest thousand and ounces are rounded to the nearest ten.

A breakdown of the Mineral Resource by reference to the solids is presented in Table 21 to Table 22.

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Figure 27. All resource blocks within 60 m of a composite in the Main Vein are shown.

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Figure 28. All resource blocks within 60 m of a composite in the Deep Trench Vein are shown.

Table 20. Estimated Mineral Resource for the Herbert Property, uncut, ID2 methods as reported in this section. Tonnes and Ounces have been rounded to the nearest 100.

Total Indicated
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	532,400	9.34	159,800
2.5	637,900	8.25	169,200
2.0	821,100	6.91	182,400
1.5	1,081,300	5.66	196,900
1.0	1,645,500	4.14	219,000
0.5	2,867,500	2.69	248,100
Total Inferred
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	38,600	9.55	11,900
2.5	42,100	8.99	12,200
2.0	51,600	7.73	12,800
1.5	112,600	4.46	16,100
1.0	585,400	1.85	34,900
0.5	1,509,800	1.18	57,300

Table 21. Indicated Mineral Resource details for the Herbert Property.

Deep Trench Vein
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au

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3.0	232,250	12.42	92,752
2.5	289,617	10.50	97,814
2.0	407,132	8.12	106,248
1.5	581,021	6.21	115,970
1.0	969,494	4.21	131,367
0.5	1,788,720	2.63	150,988
Main Vein
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	300,138	6.95	67,095
2.5	348,308	6.37	71,376
2.0	413,947	5.72	76,158
1.5	500,230	5.03	80,896
1.0	675,972	4.03	87,679
0.5	1,078,803	2.80	97,113

Table 22. Inferred Mineral Resource details for the Herbert Property.

Deep Trench Vein
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0			-
2.5			-
2.0	3,375	2.02	219
1.5	32,952	1.74	1,845
1.0	402,169	1.28	16,579
0.5	877,586	1.01	28,607
Main Vein
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0			-
2.5			-
2.0			-
1.5			-
1.0	3,705	1.09	130
0.5	115,397	0.78	2,882
Deep Trench Vein Hanging Wall
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	14,226	4.59	2,101
2.5	16,079	4.39	2,267
2.0	17,865	4.17	2,396
1.5	20,247	3.88	2,526
1.0	23,269	3.54	2,649
0.5	34,032	2.63	2,881
Main Vein Splay
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au

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3.0	596	3.45	66
2.5	1,390	3.02	135
2.0	3,970	2.49	318
1.5	27,195	1.80	1,570
1.0	91,510	1.39	4,082
0.5	236,617	0.98	7,423
Goat Vein Footwall
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	21,438	13.62	9,390
2.5	22,034	13.33	9,445
2.0	23,423	12.67	9,539
1.5	27,394	11.08	9,758
1.0	48,832	6.73	10,558
0.5	229,074	1.98	14,569
Goat Vein Hanging Wall
Cut-off	Tonnes	Au Grade (G/T)	Ounces Au
3.0	2,382	3.97	304
2.5	2,581	3.86	320
2.0	2,978	3.62	347
1.5	4,764	2.85	437
1.0	15,880	1.77	902
0.5	17,071	1.69	926

In accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council, as amended; the classification of the resource is inferred except as noted at this time.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The mineral resource estimates will be affected by environmental, permitting, taxation, socio-economic, marketing, political metallurgical, mining and infrastructure issues. These issues are mainly economic impacts that have not been examined so are not discussed in this report.

14   Mineral Reserve Estimates

There are no mineral reserve estimates for this property.

15   ADJACENT PROPERTIES

There are five active claim blocks in close proximity to the Herbert Glacier project area. Figure 1 depicts these claims in yellow with the Herbert Glacier project claims in red. The edge of the closest Isa claim block centered on the Mitchell and McPherson prospect (Barnett and Miller, 2003 - JU096) located 1100 m to the northwest. The next claim block 5 km to the northwest includes the Eagle River/Amalga Mine (Barnett and Miller, 2003 - JU094). This currently inactive mine had a reported 30,000 feet of underground workings and a 20-stamp mill dating from the 1930's. To the south within a 6 km radius are two other small claim blocks. The shape and orientation of all the claim blocks suggest a strong NW-SE structural orientation and are consistent with the regional mineralized trend.

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16    OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of any other data that has material bearing on the Herbert Glacier property.

17    Interpretation and Conclusions

The Herbert Glacier project is located in the heart of the historic Juneau Gold District, SE Alaska. Mineralization at the property consists of mesothermal quartz-carbonate-gold-base metal veining and is typical to that seen throughout the district. Four principal veins have been named from south to north and are the Floyd, Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 m. Drilling at the Herbert Glacier project has been used to define an Indicated and Inferred mineral resource along a portion of the Main and Trench veins (and associated splays) and the Goat Veins.

The authors conclude from observation and work completed to date that the Herbert Glacier project mineralization conforms to a model of orogenic-mesothermal gold mineralization and that such systems in Alaska have potential to develop economically recoverable resources. Work to date has made good progress in identifying continuity of mineralization in the Main and Deep Trench veins along a strike length of 680 m and 410 m along strike respectively and down dip extents from 200 m (Main Vein) to 300 m (Deep Trench Vein). Based on surface mapping and topography there is a reasonable possibility that these veins extend along strike an additional 280 m on the Main Vein and 520 m on the Deep Trench Vein. No geological evidence has been found to limit the down dip extension of these veins. In addition the Goat vein offers a strong potential for additional resources and four more minor veins are largely un-drill tested. A mineral resource estimate has been calculated based on results from 65 diamond drill-core holes (9,386 meters of drilling) and 4 trenches (19.7 meters of trenching) targeting part of the Main and Deep Trench veins, resulting in an Indicated Mineral Resource of 182,400 ounces of gold at an average grade of 6.91 G/T (821,100 tonnes) and an inferred resource of 12,800 ounces of gold at an average grade of 7.73 g/t gold (51,600 tonnes) at a 2 g/t Au cut-off grade.

Preliminary resource estimates are strongly influenced by high-grade shoots along the veins. The best example to date is the zone encountered off the E-pad in 2011 where the Deep Trench vein dramatically thickens and grade increases. A second potential shoot may exist along the Main vein. Infill drilling in 2012 returned some lower than expected grades in close proximity to these high-grade shoots, reducing the resources estimated in these locations. It is entirely possible that a nugget effect wherein the gold was NOT intersected in these holes.

The resource model is largely dependent on these high-grade zones and drill delineation of the down dip extensions and identification of additional shoots are a priority. The resource remains open in multiple directions along these defined veins in addition to there being several highly prospective structures spread over the property.

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18    Recommendations

          18.1   PHASE 1 EXPLORATION PROGRAM

An exploration program designed to increase resources is proposed. Alternatively, depending on corporate objectives, it may be better to commence an underground sampling program to demonstrate continuity at depth, establish initial mining parameters, and commence base line studies.

Increase Resource

The total cost of the program is dependent upon on-going success, and the location of drill platforms, as such a range of costs will be presented.

Figure 29. Proposed drillholes on an inclined longitudinal section of the Deep Trench Vein.

Figure 29 shows nine pierce points for drillholes on an inclined longitudinal section of the Deep Trench Vein with the existing drillholes and resource blocks colour-coded by grade, viewed to the south. A potential eastern-rake for the higher-grade zone is proposed and shown in the red-dashed lines. These holes are planned to be approximately 150 m apart to enable resource development should adjacent holes intersect significant mineralization. The drillholes would be between 175 and 850 m long assuming collar locations can be found allowing for a reasonable orientation on the vein.

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Figure 30. Proposed drillholes on an inclined longitudinal section of the Main Vein.

Figure 30 shows nine pierce points for drillholes on an inclined longitudinal section of the Main Vein with the existing drillholes and resource blocks colour-coded by grade, viewed to the south. A potential eastern-rake for the higher-grade zones are proposed and shown in the red-dashed lines. These holes are planned to be approximately 150 m apart to enable resource development should adjacent holes intersect significant mineralization. The drillholes would be between 125 and 800 m long assuming collar locations can be found allowing for a reasonable orientation on the vein. Some of the shallower pierce points could have the drillhole extend through the Main Vein to intersect the Deep Trench Vein in the footwall.

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Figure 31. Proposed drillholes on an inclined longitudinal section of the Goat Veins.

Figure 31 shows nine pierce points for drillholes on an inclined longitudinal section of the Goat Veins with the existing drillholes and resource blocks colour-coded by grade, viewed to the south. These holes are planned to be approximately 100 m apart to enable resource development should adjacent holes intersect significant mineralization. The drillholes would be between 125 and 600 m long assuming collar locations can be found allowing for a reasonable orientation on the vein. Some of these drillholes could be pushed through the Goat Vein to intersect deep Main Vein intersections and should be considered.

A total of 29 drillholes have been proposed in this phase one program, totaling an estimated 16,000 m. Some of the holes can test multiple targets, and priorities should be given to the Deep Trench Vein first, followed by the Goat Vein and then Main Vein based on grades and anticipated results.

Vein	Meters Proposed	Number of drillholes	Cost (@$350/m loaded)
Deep Trench Vein	5,850	9	2,047,500
Main Vein	6,000	10	2,100,000
Goat Veins	4,500	10	1,575,000
Total	16,350	29	5,722,500

Figure 32. Proposed drill plan and budget

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In addition, continued mapping and sampling as well as soil and surficial water geochemistry should be tested to evaluate its effectiveness in detecting buried mineralization. Full multi-element geochemical packages should be considered. This should costs approximately $50,000 if conducted in conjunction with a drill program.

A relatively simple lineament analysis, not intending to be comprehensive illustrates some of the potential veins structures that subparallel the known veins (Figure 33).

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N
Goat Vein
Deep Trench Hanging wall Vein
Main Vein
Deep Trench Vein
0
500.0
meters

Figure 33. Simple lineament analysis of the drapped airphotograph of a portion of the Herbert Property showing lineaments that subparallel known veins structures.

          Underground Program

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Topography allows for a relatively short decline to access a significant portion of the mineralization in the Deep Trench or Main Vein. The continuity and apparent simplicity of the Deep Trench Vein, along with its average grade and width makes this the preferred target for an underground program.

Figure 34. Potential portal location (red oval) and trace of ramp (purple) driven to the southeast at -15%.

The ramp would be at minimum production size, possibly 4m x 5m and at a maximum grade permitted or -15% az 143o might allow for a 300 to 400 tpd operation. Contract rates for driving 320 m of ramp may be around $2 million. It should be collared at back elevation 48m AMSL, be 190 m long and intersect the Deep Trench Vein around drillhole 12E-4 at elevation 24m. A turn to the east to follow the vein using geological controls for at least 120 m at -15% would allow for a reasonable confirmation of the length, width and grade of mineralization in the Deep Trench Vein at this location.

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Figure 35. Inclined longitudinal section of the Deep Trench Vein showing a potential 15% ramp within the resource blocks (2 G/T cut-off), viewed to the south.

Additional benefits could be obtained by raising in mineralization for a larger and less diluted sample, more characteristic of what might actually be mined. Further, underground drill platforms could be established that would negate the need for helicopter support which in 2012 cost $440,000 or approximately $50 per meter drilled. Development in the hanging wall would provide for better drill platforms, however given that there are 5 to 6 mineralized veins over the 420 m between the Goat and Deep Trench veins, one might anticipate additional veins structures in the footwall of the Deep Trench Vein.

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19   REFERENCES

Barnett, J.C., and Miller, L.D., 2003, ARDF report for the Juneau Quadrangle. USGS Open File Report 03-456, 587 p.

Gehrels, G.E. and Berg, H.C. 1992. Geologic map of Southeastern Alaska. USGS Miscellaneous Investigation Series Map 1-1867. 1:600,000 map sheet and accompanying booklet 24p.

Gehrels, G.E. and Berg, H.C. 1994, Geology of southeastern Alaska, in: Plafker, G. and Berg, H.C. eds. The Geology of Alaska, Geological Society of America, The Geology of North America, v. G-1.

Groves, D. I., Goldfarb, R. J., Robert, F., Hart, C. J. R., 2003, Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. Economic Geology 98: 1-29.

Goldfarb, R.J., Miller, L.D., Leach, D.L., and Snee, L.W, 1997, Gold deposits in metamorphic rocks in Alaska, in Goldfarb, R.J., and Miller, L.D., eds., Mineral Deposits of Alaska: Economic Geology Monograph 9:151-190.

G & T Metallurgical Services, Ltd., 2011. Metallurgical testing report on the Herbert Glacier Project, dated March 15, 2011. Internal report, 49 p.

Hawley Resource Group, 2007 to 2011. Digital data files of sampling and assay results, aerial photography and geologic mapping at 1:2200 at Herbert Glacier Project.

Light, T.D., Brew, D.A., and Ashley, R.P., 1989, Gold deposits in metamorphic rocks. USGS Bulletin 1857D 27- 36.

Moerlein, G.A., 1986, Preliminary summary report Herbert Glacier, Juneau, Alaska. Internal report, 17 p.

Moerlein, G.A., 1988, 1988 diamond drilling, Herbert Vein - Juneau, Alaska. Internal report, 38 p.

Redman, E.C., Maas, K.M., Kurtak, J.M., and Miller, L.D., 1989, Bureau of Mines Mineral Investigations in the Juneau Mining District, Alaska, 1984-1988, Volume 2--Detailed mine, prospect, and mineral occurrence descriptions, Section D, Ju-neau Gold Belt Subarea: U.S. Bureau of Mines Special Publication, 424 p.

Van Wyck, N. and Burnett, W., 2012. Technical Report on the Herbert Glacier Gold Property, Southeast Alaska. Internal corporate report, Grande Portage Resources Ltd. and Quaterra Resources Inc., Sedar. 64p.

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APPENDIX I

Glossary of Terms and Abbreviations

Glossary of Technical Terms

Adit – common mining term for a horizontal to sub–horizontal tunnel driven into a hillside to access an ore body.

Agglomerate – a volcanic rock consisting of fragments of pyroclastic rocks more than 2 cm in size.

Alkaline – a term applied to igneous rocks which are characterised by relatively high concentrations of sodium and potassium.

Alluvial – deposits of sediment, usually sand and gravel transported and deposited by a river.

Argillaceous rocks – a group of detrital, fine grained, sedimentary rocks subdivided into silt grade (particle size range 1/16 to 1/256 mm) and clay grade (particle size < 1/256 mm).

Arsenide – a mineral formed by the combination of arsenic with another chemical

Barite – a white, yellow or colourless mineral, BaSO4. The principal ore of barium used in paints, drilling muds and as filler for paper and textiles. Syn: baryte, barytes.

Basic – describes an igneous rock with relatively low silica content (between 45–52% SiO2). Basic rocks are relatively rich in iron, magnesium and calcium and thus include most mafic rocks.

Beneficiation – the process of concentration of the valuable components of an ore or other mineral commodity. Commonly includes multiple stages such as crushing, grinding, washing, screening, flotation, roasting, etc.

Breccia – a rock that has been mechanically, hydraulically or pneumatically broken into angular fragments and re–cemented

Bulk Leach Extractable Gold - more commonly shortened to BLEG is a geochemical sampling/analysis tool used during exploration for gold. It was developed in the early 1980s to address concerns relating to the accurately measuring fine grained gold, and dealing with problems associated with sample heterogeneity.

Calcite – a very common rock forming mineral comprising calcium, carbon and oxygen (CaCO3).

Cenozoic Era – period of geological time extending from 65 million years ago to the present.

Chert – sedimentary rock that is ultra–fine grained and composed almost entirely of silica. May be of organic or inorganic origin.

Core strategy: sets out the long-term spatial vision for the local planning authority area, the spatial objectives and strategic policies to deliver that vision. The core strategy will have the status of a development plan document.

Cretaceous – period of geological time from 142 to 65.5 million years ago. Marks the end of the Mesozoic Era.

Devonian – period of geological time from 417 to 354 million years ago.

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Electrolytic – the process of extracting metal based on passing an electric current through a solution containing dissolved metals, causing the metals to be deposited on the cathode.

Extrusive – describes igneous rocks that have been formed by solidification of magma on or above the Earth's surface.

Felsic – In modern usage, the term felsic rock, although sometimes used as a synonym, refers to a high-silica-content (greater than 63% SiO2 by weight) volcanic rock, such as rhyolite. In order to be classified as felsic, it generally needs to contain >75% felsic minerals; namely quartz, orthoclase and plagioclase. Rocks with greater than 90% felsic minerals can also be called leucocratic, meaning 'light-colored'.

Footwall – the name given to the host rock of an ore deposit that is physically below the ore deposit.

Gangue – the undesirable or unwanted minerals in an ore deposit.

Graben - An elongated block of the earth's crust lying between two faults and displaced downward relative to the blocks on either side, as in a rift valley.

Hangingwall – the name given to the host rock of an ore deposit that is physically above the ore deposit.

Highwall mining – mining method used to maximize the output of an open–pit coal mine. Remotely operated cutting or boring machines are used to penetrate the coal seam at the foot of the highwall (the final wall in an open–pit) to extract coal.

Hydrometallurgy – the treatment of ores by wet processes, resulting in the dissolution of a particular component and its subsequent recovery by precipitation, adsorption or electrolysis.

Igneous – one of the three main groups of rocks on Earth. They have a crystalline texture and appear to have consolidated from a silicate melt (magma).

Inductively coupled plasma mass spectrometry (ICP-MS) -- a type of mass spectrometry that is highly sensitive and capable of the determination of a range of metals and several non-metals at concentrations below one part in 1012 (part per trillion). It is based on coupling together an inductively coupled plasma as a method of producing ions (ionization) with a mass spectrometer as a method of separating and detecting the ions. ICP-MS is also capable of monitoring isotopic speciation for the ions of choice.

Intrusion – a body of igneous rock emplaced into pre–existing rocks, either along some structural feature such as a fault or by deformation and rupturing of the invaded rocks. (Intrusive, adj).

Jurassic – period of geological time from 205.1 –142 million years ago.

Kaolin – group of pale coloured clay minerals. In the UK kaolin is an industrial mineral extracted from kaolinised granites in south–west England. It is used as a paper filler and coater, and for high grade ceramics and pottery (china clay).

Lenticular – lens shaped body of rock.

Lode – mining term for a mineralized vein (used irrespective of whether the vein can be economically extracted).

Mesozoic Era – period of geological time from 250 to 65.5 million years ago.Subdivided into the Triassic, Jurassic and Cretaceous periods.

Miocene – period of geological time from 23.8 to 5.32 million years ago.

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Mudstone – fine grained sedimentary rocks that are similar to shales in their non–plasticity, cohesion and low water content but lack fissility.

Neogene – part of the Cenozoic Era, comprising the Miocene and Pliocene epochs from 23.8 to 1.81 million years ago.

Oligocene – period of geological time from 28.5 to 23.8 million years ago.

Ordovician – period of geological time from 495 to 440 million years ago.

Paleogene – part of the Cenozoic Era comprising the Paleocene, Eocene and Oligocene epochs, from 65.5 to 23.8 million years ago.

Paleozoic Era – period of geological time from 545 to 245 million years ago.Subdivided into the Cambrian, Ordovician,

Silurian, Devonian, Carboniferous and Permian Periods.

Permian – period of geological time from 280 to 255 million years ago marks the end of the Paleozoic Era. Globally important source of coal.

Pliocene – period of geological time from 5.3 to 1.81 million years ago.

Precambrian - an informal name for the span of time before the current Phanerozoic Eon, and is divided into several eons of the geologic time scale. It spans from the formation of Earth around 4600 Ma (million years ago) to the beginning of the Cambrian Period, about 542 Ma, when macroscopic hard-shelled animals first appeared in abundance. Accounts for 90% of all geological time and ends approximately 545 million years ago.

Proterozoic - a geological eon representing a period before the first abundant complex life on Earth. The Proterozoic Eon extended from 2500 Ma to 542.0 ± 1.0 Ma (million years ago), and is the most recent part of the old, informally named ‘Precambrian’ time.

Pyroclastic – fragmental volcanic material that has been blown into the atmosphere by an explosive eruption.

Pyrometallurgical – the treatment of ores by processes involving heating.

Quarrying (mining) – the extraction of rock from an open pit site.

Quaternary – the uppermost part of the Cenozoic Era from 1.81 million years ago to present day.

Refractory – a general term for a material that resists chemical or physical change.

Refractory ore – ore from which it is difficult to extract the valuable constituents. This material may require special treatments, such as pressure leaching, to recover the valuable minerals.

Sedimentary rocks – rocks formed from material derived from other rocks by weathering. Deposited by water, wind or ice.

Silurian – period of geological time from 440 to 417 million years ago.

Stope – mining term for the underground void left after ore extraction has taken place.

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Stratabound – an ore deposit that is confined to a single stratigraphic bed or horizon but which does not constitute the entire bed.

Stratiform – an ore deposit that occurs as a specific stratigraphic (i.e. sedimentary) bed.

Sulphide – a mineral formed by the combination of sulphur with another chemical element. Most economic deposits of non–ferrous metals occur as sulphide minerals e.g. galena, PbS; sphalerite, ZnS; chalcopyrite, CuFeS2.

Triassic – period of geological time from 250 to 205.1 million years ago. This period marks the beginning of the Mesozoic Era.

Tuff -- (from the Italian tufo) is a type of rock consisting of consolidated volcanic ash ejected from vents during a volcanic eruption.

Tuff Breccia and Volcanic Agglomerate - as distinguished from the true ashes, these tend to occur in angular fragments; and when they form a large part of the mass the rock is more properly a "volcanic breccia" than a tuff. The ashes vary in size from large blocks ten meters or more in diameter to the minutest impalpable dust. Any ash in which large angular blocks are very abundant is called an agglomerate.

Ultrabasic – describes an igneous rock containing less than 45% silica (SiO2), including most ultramafic rocks.

Ultramafic – composed chiefly of ferromagnesian (Fe–Mg) minerals, such as olivine and pyroxene.

Vein – A tabular or sheet–like assemblage of minerals that has been intruded into a joint or fissure in rocks.

Volcanogenic massive sulphide, VMS – an ore deposit typically comprising a lens of massive sulphide minerals (>60% sulphide) formed by volcanic processes normally on the sea–floor. VMS deposits are important sources of copper, lead and zinc.

Wallrock – an economic geology term used to describe the rock adjacent to an accumulation of ore minerals (veins, layers, disseminations, etc.).

Workings – the current or past underground or surface openings and tunnels of a mine. More specifically, the area where the ore has been extracted.

Zoning – in economic geology, the spatial distribution of distinct mineral assemblages or chemical elements associated with an ore–forming process.

Abbreviations

Unless otherwise indicated, the metric system of measure has been used throughout this report, including metric tons (tonnes, t), kilograms (kg) or grams (g) for weight, kilometers (km) or meters (m) for distance, hectares (ha) for area, liters (L) for volume and grams per tonne for gold (g/t Au) and silver (g/t Ag) grades. Base metal grades are usually expressed in weight percent (%). Geochemical results or precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) (1 ppm = 1 g/t). Precious metal quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. In the Imperial System, significant gold concentrations are reported as troy ounces per short ton. In the metric system, gold concentration is now reported in grams per metric tonne. One troy ounce per short ton= 34.2857 grams per metric tonne. Currency values are in Canadian dollars ($CDN).

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Technical Report on the Herbert Gold Property	April 10, 2013

Description	Abbreviation	Description	Abbreviation
Atomic absorption	AA	Millions of years ago	Ma
Acme Analytical Laboratories	Acme	Inductively coupled plasma mass spec-	ICPAR-UT
Banded Iron Formation	BIF	Kilometer(s)trometry	km
Bulk Leach Extractable Gold	BLEG	Lead	Pb
Canadian Dollars	$CDN	Methyl isobutyl ketone	MIBK
Canadian National Instrument 43-101	NI 43-101	Ounce(s)/Troy ounce(s)	oz
Centimeter(s)	Cm	Ounce per ton	Oz/t
Gainey Capital Corp.	GCC	Parts per billion	ppb
Degree(s)	[0]	Parts per million	ppm
Degrees Centigrade/Celsius	[0] c	Percent	%
Foot/feet	ft.	Qualified Person(s)	QP(s)
Fire Assay	FA	Quality Assurance/Quality Control	QA/QC
Geological Survey of Canada	GSC	Reduced Level	RL
Gold	Au	Rock quality designation	RQD
Gram(s)	g	Silver	Ag
Gram-meters per tonne, meters x	g/t	Specific gravity	SG
Grams per tonne	g/t	Square kilometers	km2
Micron(s)	µ	Three-dimensional	3D
Meter(s)	m	Tonnes per cubic meter	t/m3
Meters above sea level	masl	Two-dimensional	2D
Inch(es)	in	Volcanogenic massive sulphide	deposits VMS

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